TOTAL NUMBER OF SEQUENTIAL PAGES 56
                                                       --
                   EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3
                                                           -

                                                               File No:333-10702
                                                                    ------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the six-month period ending June 30, 2004

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------

                    (Address of principal executive offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F ___
                                    -

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g 3-2(b) under the
                        Securities Exchange Act of 1934:

                                    Yes_ No x
                                            -





FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2004                       - 1 -

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

            On August 19, 2004, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended June 30, 2004. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1.





FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2004                       - 2 -

ITEM 2.    Exhibits

           Exhibit No.   Description

Page Number

           99.1        Translation of Ficha Estadistica Codificada Uniforme
-5-






FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2004                       - 3 -

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: September 13, 2004.                 By:


                                          Roger Ford
                                          Chief Financial Officer









FORM 6-K FOR THE SECOND QUARTER ENDED JUNE 30, 2004                       - 4 -

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of June 30,


   Assets                                           2004             2003
   Current Assets                                   TCH$             TCH$
      Cash                                          2.257.199        4.082.354
      Time deposits                                   -              7.533.913
      Marketable securities (net)                     -             10.961.786
      Sales receivables (net)                       6.404.418       10.208.056
      Documents receivables (net)                   3.433.147        3.783.780
      Sundry receivables (net)                      1.901.215        3.071.140
      Documents and accounts receivable from
      related companies                             1.728.581          358.423
      Inventory (net)                               8.698.420       11.165.773
      Recoverable taxes                               974.097        1.049.689
      Prepaid expenses                              1.841.822        5.741.721
      Deferred taxes                                1.211.603          944.822
      Other current assets                          2.196.910        7.005.517
                                                --------------- ----------------
         Total current assets                      30.647.412       65.906.974
                                                --------------- ----------------

   Property, Plant and Equipment
      Land                                          6.301.962       13.884.132
      Construction and infrastructure              30.040.550       49.122.122
      Machinery and equipment                      64.812.852      119.928.624
      Other fixed assets                           88.367.716      152.029.615
      Technical reappraisal of property, plant
      and equipment                                 1.889.655        1.896.665
      Depreciation (less)                        (89.364.749)    (163.181.815)
                                                --------------- ----------------
         Total property, plant and equipment      102.047.986      173.679.343
                                                --------------- ----------------

   Other assets
      Investment in related companies               1.477.897        1.471.997
      Investment in other companies                    65.579          118.615
      Goodwill                                    207.258.209      286.224.565
      Negative goodwill, net                          -              (824.493)
      Long-term receivables                            49.744          185.340
      Deferred taxes                                6.293.162          -
      Intangibles                                      19.799       23.758.012
      Amortization (less)                             (3.692)      (7.085.565)
      Other                                         1.934.141        8.400.497
                                                --------------- ----------------
         Total other assets                       217.094.839      312.248.968
                                                --------------- ----------------
         Total assets                             349.790.237      551.835.285
                                                --------------- ----------------



                      The attached notes 1 to 39 form an
                  integral part of these financial statements
                                        5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of June 30,


                                                    2004              2003
   Liabilities                                      TCH$              TCH$
      Current liabilities
      Short-term bank debt                            636.300            5.591
      Current portion of long-term bank
      liabilities                                      84.013       18.126.903
      Bonds - short-term portion                    3.100.448       25.316.699
      Dividends payable                                12.306          -
      Accounts payable                              7.779.765       11.668.918
      Documents payable                               222.630        1.189.779
      Sundries payable                                613.960        1.543.074
      Documents and accounts payable to related
      companies                                     2.702.090        3.499.484
      Provisions                                    5.402.695        7.818.494
      Withholdings                                  2.190.257        3.843.560
      Income tax                                        3.039            3.157
      Other current liabilities                       121.983          530.618
                                                ----------------  --------------
         Total current liabilities                 22.869.486       73.546.277
                                                ----------------  --------------

   Long-term liabilities
      Long-term bank liabilities                   27.042.750       53.551.949
      Long-term bonds                             100.752.299      135.975.373
      Long-term sundries payable                        5.156          -
      Long-term provisions                          2.234.844        2.208.879
      Long-term deferred taxes                        -              5.198.582
      Other long-term liabilities                   6.090.457        6.978.588
                                                ----------------  --------------
         Total long-term liabilities              136.125.506      203.913.371
                                                ----------------  --------------

   Minority Interest                                  105.581       51.650.541
                                                ----------------  --------------

   Equity
      Paid-in capital                             225.802.277      225.802.277
      Capital revaluation reserve                   1.806.418        2.483.825
      Premium on the sale of treasury stock        21.241.887       21.305.107
      Other reserves                               16.113.160        3.915.297
      Retained earnings                          (74.274.078)     (30.781.410)
             Accrued loss (less)                 (61.385.615)     (27.095.660)
             Fiscal year profit (loss)           (12.888.463)      (3.685.750)
                                                ----------------  --------------
         Total equity                             190.689.664      222.725.096
                                                ----------------  --------------
         Total liabilities and equity             349.790.237      551.835.285
                                                ----------------  --------------



                      The attached notes 1 to 39 form an
                  integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the six months ended June 30,

                                                     2004              2003
   Operating Income (loss)                           TCH$              TCH$
      Operating revenue                             77.666.114      116.761.262
      Operating costs (less)                      (46.582.664)     (71.834.828)
                                                 ---------------   -------------
         Operating margin                           31.083.450       44.926.434
      Selling and Administration Expenses         (21.884.367)     (35.858.246)
                                                 ---------------   -------------
         Operating income (loss)                     9.199.083     (14.833.819)
                                                 ---------------   -------------

   Non-operating Income (loss)
      Financial income                               3.198.162        4.674.362
      Profit on investment in related companies         35.533          127.312
      Other non-operating income                     2.182.609        1.370.081
      Loss on investment in related companies
      (less)                                         (238.286)        -
      Goodwill amortization (less)                 (7.043.542)      (9.070.485)
      Financial expenses (less)                    (7.133.309)      (8.805.539)
      Other non-operating expenses (less)          (3.649.516)      (4.036.285)
      Price-level restatement                        (158.692)         205.788
      Exchange differentials                      (10.217.569)         700.947
                                                 ---------------   -------------
         Non-operating profit (loss)              (23.024.610)     (14.833.819)
                                                 ---------------   -------------

         Income before tax and extraordinary
         items                                    (13.825.527)      (5.765.631)
      Income tax                                       935.886        2.110.158
      Extraordinary items                              -                  1.504
                                                 ---------------   -------------
         Profit (loss) before minority interest   (12.889.641)      (3.653.969)
      Minority Interest                                (1.892)         (53.574)
                                                 ---------------   -------------
         Net Profit (loss)                        (12.891.533)      (3.707.543)
      Amortization of negative goodwill                  3.070           21.793
                                                 ---------------   -------------
         Profit (loss) in the period              (12.888.463)      (3.685.750)
                                                 ---------------   -------------



                      The attached notes 1 to 39 form an
                  integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the six months ended June 30,

                                                                2004              2003
   Cash flow from operating activities:                         TCH$              TCH$
      Collection of sales receivables                         103.105.666       155.261.021
      Financial income received                                   678.500         2.307.957
      Dividends received                                          -                 143.845
      Other income received                                       152.681         2.589.735
      Payments to suppliers and employees (less)             (82.358.887)     (122.260.898)
      Interest paid (less)                                    (6.343.352)       (8.862.999)
      Income tax paid (less)                                    (530.397)         (516.655)
      Other expenses paid (less)                              (2.149.913)         (740.563)
      VAT and other similar taxes paid (less)                (10.340.099)      (19.337.341)
                                                            ---------------  -----------------
         Cash flow from operating activities                    2.214.199         8.584.102
                                                            ---------------  -----------------

   Inflow from Finance Activities:
      Loans secured                                             2.955.654            51.675
      Other sources of financing                                  -               7.783.455
      Dividends payments (less)                                       (3)          -
      Loan payments (less)                                   (38.931.662)       (9.269.048)
      Bonds payments (less)                                  (19.064.094)          -
      Payments of loans to related companies (less)           (5.361.366)          -
      Other disbursements for financing (less)                (4.613.283)               (6)
                                                            ---------------  -----------------
         Cash flows from financing activities                (65.014.754)       (1.433.924)
                                                            ---------------  -----------------

   Cash flows from Investment Activities:
      Sales of property, plant and equipment                       54.719           426.091
      Proceeds from sale of long-term investments              67.011.743          -
      Additions to property, plant and equipment (less)       (5.356.374)       (7.780.000)
      Long-term investments                                       -                (11.421)
      Other loans to related companies                            -             (1.307.717)
                                                            ---------------  -----------------
         Cash flows from investment activities                 61.710.088       (8.673.047)
                                                            ---------------  -----------------
         Total net cash flows for the period                  (1.090.467)       (1.522.869)
                                                            ---------------  -----------------
   Effect of inflation on cash and cash equivalents                21.815       (1.099.158)
                                                            ---------------  -----------------
   Net change in cash and cash equivalents                    (1.068.652)       (2.622.027)
   Initial balance of cash and cash equivalents                 3.325.851        26.672.759
                                                            ---------------  -----------------
   Ending balance of cash and cash equivalents                  2.257.199        24.050.732
                                                            ---------------  -----------------



                      The attached notes 1 to 39 form an
                  integral part of these financial statements
                                        8

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the six months ended June 30,


                                                               2004               2003
   Reconciliation of Net Inflow from Operating                 TCH$               TCH$
      Activities to Fiscal Year Income
   Net loss                                                  (12.888.463)       (3.685.750)

   Income from asset sales:
      (Profit) loss on sale of property, plant and
        equipment                                                (42.988)         (237.199)
      (Profit) loss on sale of investment                       8.063.787          -
      (Profit) loss on sale of other assets                     -                  -
   Charges (credits) against income not representing
   cash flow:
      Depreciation for the year                                 5.134.660        11.125.984
      Amortization of intangibles                                     252           597.400
      Write-offs and provisions                                   595.756           463.333
      Profit accrued on investments in related companies         (35.533)         (127.312)
      Loss accrued on investments in related companies            238.286          -
      Amortization of goodwill                                  7.043.542         9.070.485
      Amortization of negative goodwill                           (3.070)          (21.793)
      Net price-level restatement                                 158.692         (205.788)
      Foreign exchange differential                            10.217.569         (700.947)
      Other credits to income not representing cash flows     (2.610.316)       (3.657.478)
      Other charges to income not representing cash flows       2.062.099           579.549
   Variation in assets affecting cash flows:
      (Increase) decrease in sales receivables                  5.473.265         6.794.645
      (Increase) decrease in inventory                        (1.161.857)         1.702.122
      (Increase) decrease in other assets                     (4.222.603)       (1.631.135)

   Variation in liabilities affecting cash flows:
      (Increase) decrease in accounts payable relating to
         operating income                                     (4.555.738)      (11.929.953)
      (Increase) decrease in interest payable                   (539.153)           625.408
      Net (Increase) decrease in income tax payable           (1.563.980)            22.975
      Increase (decrease) in other accounts payable in
         relation to non-operating income                     (9.481.733)         (741.150)
      VAT and other similar taxes payable (net)                   329.833           594.280
      (Profit) loss on minority interest                            1.892            53.574
                                                         ------------------  -----------------
         Net cash flows from Operating Activities               2.214.199         8.584.102
                                                         ------------------  -----------------



                      The attached notes 1 to 39 form an
                  integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.


2.   Accounting Principles:

a)   Accounting period:

The consolidated financial statements cover the period from January 1 to June 30, 2004 and 2003.

b)   Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)   Basis for presentation:

The financial statements and amounts indicated in the notes as of June 30, 2003 have been adjusted for comparison purposes by the percentage change of 1.0% in the Consumer Price Index.

d)   Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, the financial statements of the Subsidiaries of Embonor Holdings S.A. (Inversora Los Andes S.A. and its subsidiary Embotelladoras Bolivianas Unidas S.A., Sociedad de Cartera del Pacifico S.R.L. and its Subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.), have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The minority interest resulting from the consolidation presented in the consolidated income statement was a loss of TCH$ 1.892 as of June 30, 2004 and a loss of TCH$ 53.574 as of June 30, 2003.

The consolidated financial statements as of June 30, 2004 and 2003 include the following Subsidiaries:

     Taxpayer ID              Company Name                                             Percentage interest
                                                                   ----------------------------------------------------------
         No.                                                                           2004                          2003
                                                                   -------------------------------------------- -------------
                                                                       Direct        Indirect        Total          Total
                                                                          %              %             %              %
  Foreign          Inversora Los Andes S.A. and Subsidiaries              -           99.99987      99.99987       99.99987
  Foreign          Embotelladoras Bolivianas Unidas S.A.                  -           99.99978      99.99978       99.99978
  96.517.310-2     Embotelladora Iquique S.A.                            99.90000       -           99.90000       99.90000
  96.891.720-K     Embonor S.A.                                          99.84188      0.10842      99.95030       99.84188
  96.972.720-K     Embonor Holdings S.A.                                 99.99999       -           99.99999       99.99999
  Foreign          Embotelladora Arica Overseas                (1)       61.92961     38.07030      99.99991       99.99991
  Foreign          Sociedad de Cartera del Pacifico S.R.L.     (2)        -             -              -           79.34191
  Foreign          Embotelladora Latinoamericana S.A.          (2)        -             -              -           58.72516
  Foreign          Industrial Iquitos S.A.             (2) and (3)        -             -              -           43.49138
  96.705.990-0     Envases Central S.A.                        (4)       33.17815       -           33.17815       33.00000

(1) A capital decrease was made in Coca-Cola Embonor S.A. and a capital increase was made in Embonor Holdings S.A. on February 3, March 4 and March 11, 2004, in the amount of US$16.357.287,23. This left the share of Coca-Cola Embonor at 61.92961%.

On July 16, 2003, Coca-Cola Embonor S.A. made a capital increase in Embotelladora Arica Overseas in the amount of US$ 7.500.000 while Embonor Holdings S.A. made a capital decrease in Overseas in the amount of US$
23.000.000. This left the share of Coca-Cola Embonor S.A. at 69.92713%.

(2) On January 29, 2004, the Subsidiaries of Coca-Cola Embonor S.A., Embonor Holdings S.A. and Embotelladora Arica Overseas, sold their direct and indirect interests in Sociedad de Cartera del Pacifico S.R.L., Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A..

On December 23, 2003, US$ 24.075.165 in accounts payable owed by Sociedad de Cartera del Pacifico S.R.L. to Coca-Cola Embonor S.A. (US$11.998.968) and Embotelladora Arica Overseas (US$ 12.076.197) were capitalized.

(3) On December 30, 2003, the interest of Embotelladora Latinoamericana S.A. in Industrial Iquitos S.A. was increased through debt capitalization. Its indirect interest rose 10.3265%.

(4) On March 31, 2004, the Parent Company increased its interest in Envases Central S.A. by 0.17815%.

These transactions had no effect on the income of the Parent Company and its Subsidiaries.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


e)   Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 25). The restatements were calculated using the official index of the National Statistics Bureau that shows a change of 0.8% for the period December 1, 2003 to May 31, 2004 (1.1% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)   Basis for conversion:

Balances in U.S. dollars, in Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                                      2004             2003
                                                        $                $
United States Dollar (US$1)                           636.30           699.12
Unidades de Fomento (U.F.1)                        17,014.95        16,959.67
New Soles (NS1)                                       183.37           201.36
Bolivianos (BS1)                                       80.14            91.27

g) Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited to income.

(h)  Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i)   Allowance for doubtful accounts:

As of June 30, 2004 and 2003, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They totaled TCH$ 1.843.197 in 2004 (TCH$ 2.888.558 in 2003).

j)   Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k)   Other current assets:

Other current assets include materials and supplies at their acquisition cost, plus price-level restatement and investments in agreements pursuant to Circular No. 768 of the Superintendency of Securities and Insurance.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


l)   Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus legal revaluations accumulated as of June 30, 2004 and 2003.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining on the revalued goods, using the straight-line method.

m)   Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real time of use of the assets. The debit due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the exercise. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The debit against income for depreciation was TCH$ 5.134.660 in 2004 (TCH$ 11.125.984 in 2003).

n)   Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

o)   Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on a periodic inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p)   Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


q)   Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies".

r)   Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line "Other assets", net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years, in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

s)   Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t)   Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded and calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 60 and 71 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating from temporary differences such as tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that accumulated prior to the adoption of the new rules as of January 1, 2000 were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


u)   Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)   Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-event severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of June 30, 2004 and 2003, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

As of June 30, 2003, the Subsidiaries of Embonor Holdings S.A. (Sociedad de Cartera del Pacifico S.R.L., Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.) make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w)   Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x)   Vacation Provision:

The Parent Company and its Subsidiaries have provided for the cost of vacation time on an accrual basis according to Technical Bulletin No. 47 of the Chilean Accountants Association.

y)   Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and its Subsidiaries consider investments in time deposits, in fixed-income mutual fund units and in purchase of instruments or bearer securities, which expire within 90 days, to be cash equivalents.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities".

z)   Financial risk hedging:

During 2004 and 2003, the Parent Company and its Subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin No. 57 of the Chilean Accountants Associations.


3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the period ending June 30, 2004.


4.   Time Deposits

      Times deposits includes deposits in the following financial institutions:

                                                             Investment    Expiration    Interest    2004       2003
Institution                       Country     Currency         Date          Date         Rate
                                                                                          %        TCH$       TCH$
Banco de Credito del Peru          Peru        Ns.Soles     30.06.2003     03.07.2003     3,45      -         203.373
Banco de Credito del Peru          Peru        Ns.Soles     30.06.2003     03.07.2003     3,55      -          36.607
Banco Interbank                    Peru        Ns.Soles     26.06.2003     03.07.2003     3,75      -         406.746
Banco Interbank                    Peru        Ns.Soles     30.06.2003     03.07.2003     3,40      -          73.214
Citibank                           USA         Dollars      30.06.2003     17.07.2003     0,81      -       6.813.973
                                                                                               -----------------------
Totals                                                                                              -       7.533.913
                                                                                               -----------------------


5.   Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                             Account value

                                      2004        2003
                                      TCH$        TCH$
Mutual fund units                       -        10.961.786
                                  ---------------------------
Totals                                  -        10.961.786
                                  ---------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of June 30 is as follows:


Entity                          Unit value     Amount in    Amount     Amount
                                    $            units       TCH$       TCH$
                                                             2004       2003
Citi Funds Ltd. Mutual Funds         706.11    11,000,000      -      7.767.223
Citi Funds Ltd. Mutual Funds         706.11     1,000,000      -        706.111
Citi Funds Ltd. Mutual Funds         706.11       360,000      -        254.200
Citi Funds Ltd. Mutual Funds         706.11       500,000      -        353.056
Citi Funds Ltd. Mutual Funds         706.11     1,000,000      -        706.111
Citi Funds Ltd. Mutual Funds         706.11       500,000      -        353.056
Citi Funds Ltd. Mutual Funds         706.11     1.000,000      -        706.111
Citi Funds Ltd. Mutual Funds         706.11       164.163      -        115.918
                                                           ---------------------
Total                                                          -     10.961.786
                                                           ---------------------


6.   Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of Chilean pesos

---------------------------------------------------------------------------------------------------------------------------------
                                                 Short-term receivables                                              Total
                                                                                                                   Long-term
                                                                                                                  Receivables
---------------------------------------------------------------------------------------------------------------------------------
             Line               Up to 90 days     More than 90 days and out    Subtotal     Total short-term
                                                          to 1 year                         receivables (net)
---------------------------------------------------------------------------------------------------------------------------------
                            2004          2003         2004          2003       2004         2004        2003     2004      2003
---------------------------------------------------------------------------------------------------------------------------------
Sales receivables         6.276.700     9.851.145      564.265     1.310.073  6.840.965
---------------------------------------------------------------------------------------------------------------------------------
Estimated uncollectibles   (26.141)     (117.289)    (410.406)     (835.873)  (436.547)    6.404.418   10.208.056   -       -
---------------------------------------------------------------------------------------------------------------------------------
Documents receivable      3.335.921     3.605.968    1.500.410     1.691.482  4.836.331
---------------------------------------------------------------------------------------------------------------------------------
Estimated uncollectibles   (62.141)     (136.284)  (1.341.043)   (1.377.386)(1.403.184)    3.433.147    3.783.780   -       -
---------------------------------------------------------------------------------------------------------------------------------
Sundry receivables        1.771.695     2.927.255      132.986       565.611  1.904.681
---------------------------------------------------------------------------------------------------------------------------------
Estimated uncollectibles          -       (1.302)      (3.466)     (420.424)    (3.466)    1.901.215    3.071.140  49.744 185.340
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                                     11.738.780   17.062.976  49.744 185.340
---------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7.   Balances and transactions with related companies:

Receivable and payable balances with related parties as of June 30, 2004 and 2003 are summarized follows:

a)   Documents and accounts receivable:

 Taxpayer ID No.   Company                           Short-Term                  Long-Term
                                                 2004         2003           2004        2003
                                                 TCH$         TCH$           TCH$        TCH$
  96.714.870-9    Coca Cola de Chile S.A.       1.728.581     230.884         -           -
  96.648.500-0    Vital S.A.                      -             5.501         -           -
    Foreign       Comptec S.A.                    -           122.038         -           -
                                             -------------------------    -----------------------
                  Totals                        1.728.581     358.423         -           -
                                             -------------------------    -----------------------

b)   Documents and accounts payable:

 Taxpayer ID No.   Company                           Short-Term                  Long-Term
                                             -------------------------    -----------------------
                                                 2003         2003           2003        2003
                                                 TCH$         TCH$           TCH$        TCH$
  96.714.870-9    Coca- Cola de Chile S.A.      1.479.852   2.190.175         -           -
  96.648.500-0    Vital S.A.                      701.342     406.801         -           -
  96.705.990-0    Envases Central S.A.            510.318     233.454         -           -
    Foreign       Coca Cola Peru                  -           655.251         -           -
  81.752.100-2    Direnor S.A.                     10.578      13.803         -           -
                                             -------------------------    -----------------------
                  Totals                        2.702.090   3.499.484         -           -
                                             -------------------------    -----------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c)   Transactions with related companies:

The principal transactions with related parties were as follows during 2004 and 2003:

                                                                                            2004                     2003
                                                                                 --------------------------- --------------------
Company               Taxpayer ID    Relationship     Transaction                   Amount      Effect on     Amount   Effect on
                                                                                                 results               results
                                                                                                 (charge)              (charge)
                                                                                                  credit                credit

                                                                                     TCH$         TCH$         TCH$      TCH$

Coca-Cola de Chile    96.714.870-9   Shareholder      Purchase of raw materials  (12.468.879)      -       (15.338.639)    -
S.A.
                                                      Purchase of products          (351.864)      -          (391.886)    -

                                                      Sale of services                -            -             10.116    -

                                                      Sale of advertising             406.085      -            430.907    -

Coca-Cola  Peru         Foreign      Indirect         Purchase of raw materials       -            -        (3.825.129)    -

                                                      Purchase of advertising         -            -              (483)    -

                                                      Purchase of products            -            -          (309.765)

                                                      Purchase of services            -            -           (64.884)    -

                                                      Sales of advertising            -            -            457.468    -

                                                      Sales of products               -            -              8.103     2.577

                                                      Sale of services                -            -              3.013     1.358

Vital S.A.            96.648.500-0   Common Director  Purchase of products        (2.919.400)      -        (3.048.824)    -

Envases Central S.A.  96.705.990-0   Affiliate        Purchase of products        (3.220.965)      -        (3.185.721)    -

Direnor S.A.          81.752.100-2   Common Director  Purchase of raw materials      (75.554)      -           (20.963)    -


Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

8.   Inventories

As of June 30, 2004 and 2003, the inventories, as described in Note 2 (j), are summarized as follows:
                                                 2004            2003
                                                 TCH$            TCH$
Finished products                                1.884.285       2.594.384
Raw materials                                    4.608.482       5.953.208
Raw materials in transit                         1.428.586       1.774.533
Promotional and other products                     777.067         843.648
                                            ---------------  --------------
     Total                                       8.698.420      11.165.773
                                            ---------------  --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


9.   Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its Subsidiaries have recorded the following information as of June 30, 2004 and 2003:

a)   Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes.

The balance of recoverable taxes, in the Parent Company and its Subsidiaries amounting to TCH$ 974.097 in 2004 (TCH$ 1.049.689 in 2003) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and it has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$ 8.907 in 2004 (TCH$ 4.493 in 2003) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. has not established any first-category income tax provision since it recorded a negative net taxable income for the period. The balance of recoverable taxes amounting to TCH$ 960.215 in 2004 (TCH$ 1.029.278 in 2003) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique S.A. established an income tax provision of TCH$3.039 in 2004 (TCH$ 3.157 in 2003). The company did not have a balance of recoverable taxes as of June 30, 2004 and 2003.

For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base. The balance of recoverable taxes in the amount of TCH$ 4.975 in 2004 (TCH$ 3.427 in 2003) corresponds to VAT.

As of June 30, 2004 the transaction tax amounts to TCH$ 511.901 (TCH$ 537.112 in
2003).

The Subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these Subsidiaries amount to TCH$ 0 in 2004 (TCH$ 12.491 in 2003) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 0 in 2004 (TCH$ 2.985.615 in 2003). See Note 16.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)   Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of June 30, 2004 in the amount of TCH$ 46.754.229 that are summarized as follows:


                                  2004
                                  TCH$
      Without  credit          (73.888.307)
      With a 15% credit            142.993
      Without  credit           26.991.085
                               -------------
      Total                    (46.754.229)
                               -------------


c)   Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of June 30, 2004 and 2003 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% for 2004.

As of June 30, 2004 and 2003, the accumulated balances of the temporary differences caused by deferred taxes are as follows:


       Description                             2004                                              2003
                             --------------------------------------------------- ------------------------------------------------
                                  Deferred Asset           Deferred Liability        Deferred Asset       Deferred Liability
Temporary Differences           Short-        Long-       Short-        Long-       Short-       Long-     Short-  Long-Term
                                Term          Term        Term          Term        Term         Term      Term
                                TCH$          TCH$        TCH$          TCH$        TCH$         TCH$       TCH$   TCH$
Uncollectibles provision        231.779       -             -            -          224.936       340.678   -           -
Inventories                     709.629       -             -            -          796.586      -          -           -
Vacation provision              195.351       -             -            -          153.480      -          -           -
Amortization of intangibles      -            -             -            -          -            -          -          5.403.360
Leasing assets                   -            -             -            -          -            -          -            582.960
Revaluation of fixed assets      -            -             -            -          -            -          -          2.981.390
Goodwill                         -            -             -          33.171.339   -            -          -         35.500.458
Depreciation of fixed assets     -          21.663.557      -            -          -          27.215.377   -          2.064.746
Severance                        -            -             -             781.381   -            -          -            773.142
Obsolescence provision            1.667       -             -            -            2.606       133.491   -           -
Tax losses                      -            8.917.183      -            -          -           8.124.784   -           -
Other events                    235.007       -          161.830           21.717   236.762      -         76.034         32.520
                             ---------------------------------------------------------------------------------------------------
Sub-total                     1.373.433     30.580.740   161.830       33.974.437 1.414.370    35.814.330  76.034     47.338.576
Net complementary accounts      -         (21.525.352)      -        (31.212.211) (393.514)  (27.078.107)   -       (33.403.771)
                             ---------------------------------------------------------------------------------------------------
        Total                 1.373.433      9.055.388   161.830        2.762.226 1.020.856     8.736.223  76.034     13.934.805
                             ---------------------------------------------------------------------------------------------------


d) The income tax account as of June 30, 2004 and 2003 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                               ITEM                                    2004         2003
                                                                       TCH$         TCH$
Current tax expense (tax provision)                                  (538.677)       (539.255)
Prior year tax expense adjustment                                      (4.879)             203
Effect of deferred tax assets and liabilities in the fiscal year     (302.579)         604.469
Effect of amortization of deferred asset and liability
complementary accounts                                               1.782.021       2.044.741
                                                                    ----------- --------------
    Total                                                              935.886       2.110.158
                                                                    ----------- --------------


10.  Other Current  Assets

Other current assets as of June 30, 2004 and 2003, as valued according to Note 2(k), include the following:

                                    2004          2003
                                    TCH$          TCH$
Spare parts and supplies           2.196.910     5.532.838
Pacts (1)                             -          1.472.679
                                 ------------  ------------
Total other current assets         2.196.910     7.005.517
                                 ------------  ------------

(1) This corresponds to purchase agreements under a resale commitment with Larrain Vial S.A., expiring in July 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


11.  Property, plant and equipment

a)   Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools, advertising equipment and bottles and cases. Bottles and cases include returnable glass and plastic bottles and plastic cases.

b) Property, plant and equipment as of June 30, 2004 and 2003 are summarized as follows:

                                            2004                         2003
                                    Gross      Accumulated    Gross Value   Accumulated
                                    Value      Depreciation                 Depreciation
                                    TCH$          TCH$            TCH$          TCH$
Land                               6.301.962       -           13.884.132       -

Buildings and Infrastructure:
Buildings and Constructions       29.705.367    7.632.629      48.273.726    11.812.167
Construction in progress             335.183       -              848.396       -
                                 ------------------------    --------------------------
                     Subtotal     30.040.550    7.632.629      49.122.122    11.812.167
                                 ------------------------    --------------------------

Machinery and Equipment:
Machines and Equipment            62.467.584   29.010.488     109.168.754    54.383.873
Transportation Equipment           2.345.268    1.619.298      10.759.870     9.530.439
                                 ------------------------    --------------------------
                     Subtotal     64.812.852   30.629.786     119.928.624    63.914.312
                                 ------------------------    --------------------------

Other fixed assets:
Office furniture and fixtures     10.265.680    7.740.781      23.083.221    19.636.519
Advertising equipment             23.966.851   14.703.935      52.729.605    32.466.917
Bottles and cases                 52.248.205   27.999.194      73.906.213    34.508.339
Other fixed assets (1)             1.886.980      227.846       2.310.576       434.591
                                 ------------------------    --------------------------
                     Subtotal     88.367.716   50.671.756     152.029.615    87.046.366
                                 ------------------------    --------------------------

Technical reappraisal of           1.889.655      430.578       1.896.665       408.970
property, plant and equipment
                                 ------------------------    --------------------------
Total property, plant and        191.412.735   89.364.749     336.861.158   163.181.815
equipment
                                 ------------------------    --------------------------

    (1) Leased assets are not the property of the Company until the purchase option is exercised.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment" pertains to the following:

      Net Value                                        2004       2003
                                                       TCH$       TCH$
      Land                                           1.092.358  1.095.997
      Buildings and constructions                      366.614    391.465
      Machinery and equipment                              105        233
                                                    ----------------------
           Total higher value of technical           1.459.077  1.487.695
           reappraisal
                                                    ----------------------

d) The charge to P & L for depreciation amounted to TCH$ 5.134.660 (TCH$11.125.984 in 2003). TCH$ 4.377.004 (TCH$ 8.415.311 in 2003) of this amount is recorded in operating costs and TCH$ 757.656 (TCH$ 2.710.673 in 2003) is recorded in selling and administration expenses.

e) As of December 31, 2003, management has assessed the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets. It is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made as of the balance sheet date.

12.  Investments in Related Companies

      Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:

a)   As of June 30, 2004:

                                       Currency
                                         in                                      Fiscal
                              Country   Which      Number                        year    Accrued  Proportional            Book Value
                                Of     Invest.      of                Issuer's   Profit   Profit    Equity     Unrealized     of
Taxpayer ID     Company       Origin  Is Recorded  Shares   Interest  Equity     (Loss)   (Loss)    Value       Earnings  Investment
                                                               %       TCH$      TCH$      TCH$      TCH$        TCH$       TCH$
96.705.990-0 Envases Central  Chile     Pesos   3.123.745  33,17815  4.454.430  107.098    35.533   1.477.897     -       1.477.897
             S.A.
Foreign      Comptec S.A.     Colombia  Dollar     -         -         -         -           -         -          -         -
Foreign      Sociedad de
             Cartera del      Peru      Dollar     -         -         -       (298.805) (238.286)    -           -         -
             Pacifico S.R.L.
             (1)
                                                                                         -------------------------------------------
                          Total                                                          (202.753)  1.477.897     -       1.477.897
                                                                                         -------------------------------------------

(1) On January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A., through its Subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, sold its entire direct and indirect equity interest in its Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to the Peruvian company Corporacion Jose R. Lindley S.A. The price was US$ 129.917.924, which was paid at once on the same date. All the effects of this transaction were recognized as income to Embotelladora Arica Overseas and Embonor Holdings S.A. as of December 31, 2003.

    A loss of TCH$ 238.286 was recognized in consolidated income of 2004 because of this sale, equal to the participation in results for the 29 days in January during which this investment was held.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


b)   As of June 30, 2003:

                                       Currency
                                         in                                     Fiscal
                              Country   Which      Number                       year    Accrued  Proportional            Book Value
                                Of     Invest.      of               Issuer's   Profit   Profit    Equity     Unrealized     of
Taxpayer ID     Company       Origin  Is Recorded  Shares  Interest  Equity     (Loss)   (Loss)    Value       Earnings  Investment
                                                             %       TCH$       TCH$      TCH$      TCH$        TCH$         TCH$
96.705.990-0 Envases Central  Chile     Pesos   3.123.745  33,00   3.136.963   385.793   127.312   1.035.197      -        1.035.197
             S.A.
Foreign      Comptec S.A.     Colombia  Dollar    130.000  20,00   2.183.999     -         -         436.800      -          436.800
                                                                                        --------------------------------------------
                        Total                                                            127.312   1.471.997      -        1.471.997
                                                                                        --------------------------------------------

13.  Goodwill

Goodwill as of June 30, 2004 and 2003, amounting to TCH$ 207.258.209 and TCH$286.224.565, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$ 7.043.542 in 2004 and TCH$9.070.485 in 2003.

Goodwill and the effect in income is broken down as follows:
Goodwill and the effect in income is broken down as follows:

                                                                               2004                             2003
                                                                 ------------------------------- ----------------------------------
Taxpayer ID                                                       Amortization      Goodwill      Amortization       Goodwill
                                                                  in the period                   in the period
                                                                      TCH$            TCH$            TCH$             TCH$
96.891.720-K  Embonor S.A.                                             6.540.520    195.125.525        6.559.986      208.826.228
Foreign       Inversora Los Andes S.A.                                   498.292     12.132.684          513.582       14.609.119
Foreign       Embotelladora Arica Overseas                                 4.730       -                  -               -
Foreign       Sociedad de Cartera del Pacifico S.R.L.                  -               -               1.615.171       51.739.737
Foreign       Industrial Tisco y Cia. de Transporte Cural S.A.         -               -                  65.859        1.857.312
Foreign       Merger of North-South Division on January 1,1998         -               -                 266.969        7.577.908
Foreign       Industrial Iquitos S.A.                                  -               -                  48.918        1.614.261

                                                                 --------------- --------------- --------------- ------------------
Total                                                                  7.043.542    207.258.209        9.070.485      286.224.565
                                                                 --------------- --------------- --------------- ------------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$ 7.006.534 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 11.0 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which gave Inversora Los Andes S.A. control of 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$ 6.085.346 before amortization. The amortization period pending at the close of the financial statements is 11.5 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired the remaining 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$ 8.553.902, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 13.5 years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Goodwill also includes trademark royalties, which correspond to the following:
- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
-   The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

Goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$ 498.292 in 2004 (TCH$ 513.582 in 2003).

PERU

(a)  Embotelladora Latinoamericana S.A.

Goodwill as of June 30, 2003, amounting to TCH$11.049.481, corresponds first, to the unamortized balance generated by the takeover of subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.857.312 in 2003, and second, to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$
7.577.908 in 2003, as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$ 1.614.261 in 2003.

The charge to income amounted to TCH$ 381.746 in 2003.

(b)  Sociedad de Cartera del Pacifico S.R.L.

Goodwill as of June 30, 2003, amounting to TCH$51.739.737, corresponds to the unamortized balance generated by the acquisition of Embotelladora
Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$ 1.615.171 in 2003.


CHILE

(a)  Embonor  S.A.

Goodwill as of June 30, 2004 amounting to TCH$195.125.525 (TCH$ 208.826.228 in
2003), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The charge to income was TCH$ 6.540.520 in 2004 (TCH$ 6.559.986 in 2003).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


14.  Negative goodwill:

Negative goodwill as of June 30, 2004, amounting to TCH$ 0 (TCH$ 824.493 in
2003), corresponds to the unamortized balance generated by the acquisition of the shares of Embotelladora Latinoamericana S.A.. The credit against fiscal year income was TCH$3.070 in 2004 (TCH$ 21.793 in 2003).

Negative goodwill and the effect in income is broken down as follows:

                                                                   2004                           2003
                                                    -----------------------------------------------------------------
Taxpayer ID                                          Amortization in      Goodwill     Amortization in    Goodwill
                                                       the period                        the period
                                                          TCH$              TCH$            TCH$            TCH$
Foreign        Embotelladora Latinoamericana S.A.          3.070             -              21.793       824.493
                                                    -----------------------------------------------------------------
Total                                                      3.070             -              21.793       824.493
                                                    -----------------------------------------------------------------


15.  Intangibles

Intangibles held by the Company as of June 30, 2004 and 2003 are as follows:

                                 2004                                  2003
   Trademarks    Gross Value  Accumulated  Net value  Gross Value   Accumulated   Net value
                     TCH$     amortization                         amortization
                                  TCH$        TCH$        TCH$         TCH$          TCH$

San Luis              -            -           -        16.328.854   (5.047.284)  11.281.570
Kola Inglesa          -            -           -         6.473.222   (2.000.635)   4.472.587
Other                19.799       (3.692)     16.107       955.936      (37.646)     918.290
                 -----------------------------------------------------------------------------
Total                19.799       (3.692)     16.107    23.758.012   (7.085.565)  16.672.447
                 -----------------------------------------------------------------------------

As of June 30, 2004 and 2003, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$ 252 (TCH$
597.400 in 2003).


16.  Other long-term assets:

Other assets, totaling TCH$ 1.934.141 as of June 30, 2004 (TCH$ 8.400.497 in
2003) correspond to the following:

                                                             2004             2003
                                                             TCH$             TCH$
Deferred expenses in the U.S. bond issue                     607.394         1.280.634
Deferred expenses in Chilean bond issue             (1)      947.098         3.350.933
Deferred expenses of syndicated UF credit facility  (2)       -                227.485
Deferred expenses in the Wachovia and Rabobank debt (3)      242.428            -
Recoverable taxes                                             -              2.985.615
Other                                                        137.221           555.830
                                                        ----------------  ---------------
Total                                                      1.934.141         8.400.497
                                                        ----------------  ---------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


   (1) On January 30, 2004, the Company redeemed UF1.130.000 in Chilean Series B1 and B2 bonds so the proportion of deferred expenses from this redemption was recognized as income as of December 31, 2003.

   (2) On February 4, 2004, the Company paid the entire Chilean syndicated loan so it recognized the balance of these deferred expenses as income as of December 31, 2003.

   (3) On February 3, 2004, the Company paid US$ 7.500.000 of the loan with Wachovia so it recognized the proportion of deferred expenses of this transaction as income as of December 31, 2003.


17.  Short-term bank debt

Short-term bank debt was as follows as of June 30, 2004 and 2003:


                      Bank or
  Taxpayer            Financial
     ID              Institution                TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                                  Other foreign
                                                  Dollar            Currencies            UF            Non-adjustable     Total
                                             2004        2003      2004    2003    2004       2003       2004     2003      2004
                                             TCH$        TCH$      TCH$    TCH$    TCH$       TCH$       TCH$     TCH$      TCH$
            Short - term
97006000-6  Banco de Credito e
            Inversiones                       636.300     -         -       -        -         -          -        -         636.300
Foreign     Banco Wiese Sudameris             -           -         -     5.591      -         -          -        -         -
                                         -------------------------------------------------------------------------------------------

                          Totals              636.300     -         -     5.591      -         -          -        -         636.300
                                         -------------------------------------------------------------------------------------------
            Principal owed                    636.300     -         -     5.591      -         -          -        -         636.300
            Annual average interest rate     4.5%         -         -     11.0%      -         -          -        -         -
                Long - term
97008000-7  Chilean Syndicated Banks          -           -         -       -        -      17.880.210    -        -         -
Foreign     Wachovia Bank                      34.594       58.401  -       -        -         -          -        -          34.594
Foreign     RaboBank                           49.419       58.107  -       -        -         -          -        -          49.419
Foreign     Banco de Credito del Peru         -             99.804  -       -        -         -          -        -         -
Foreign     Banco Santander del Peru          -             30.381  -       -        -         -          -        -         -
                                         -------------------------------------------------------------------------------------------

                          Totals               84.013      246.693  -       -        -      17.880.210    -        -          84.013
                                         -------------------------------------------------------------------------------------------
            Principal owed                 27.042.750   35.305.560  -       -        -      35.560.358    -        -      27.042.750
            Annual average interest rate Libor + 3.0% Libor + 2.5%  -       -        -     Tab + 1.4%     -        -         -

            Percentage in foreign currency (%)                                                                             100.0%
            Percentage in domestic currency (%)                                                                             0.0%


                      Bank or
  Taxpayer            Financial
     ID              Institution


                                                     2003
                                                     TCH$
            Short - term
97006000-6  Banco de Credito e
            Inversiones                               -
Foreign     Banco Wiese Sudameris                       5.591
                                                 -------------

                          Totals                        5.591
                                                 -------------
            Principal owed                              5.591
            Annual average interest rate              -
                Long - term
97008000-7  Chilean Syndicated Banks               17.880.210
Foreign     Wachovia Bank                              58.401
Foreign     RaboBank                                   58.107
Foreign     Banco de Credito del Peru                  99.804
Foreign     Banco Santander del Peru                   30.381
                                                 -------------

                          Totals                   18.126.903
                                                 -------------
            Principal owed                         70.865.918
            Annual average interest rate                 -

            Percentage in foreign currency (%)          1.4%
            Percentage in domestic currency (%)        98.6%

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


18.  Long-term bank debt:

Long-term bank debt as of June 30, 2004 and 2003 is broken down as follows:


                                                                     Years to Maturity                         Closing Date of
                                                                                                                Actual Period


Tax Ident.   Bank or Financial     Currency Or     More than   More than    More than   More than  More      Total as       Annual
Number                              Index of       1 up to 2   2 up to 3    3 up to 5   5 up to 10 than 10    of 2004      Interest
                                   Adjustment                                                                               Rate
             Institution                             TCH$         TCH$        TCH$         TCH$     TCH$       TCH$          %

97008000-7   Chilean Syndicated    U.F.                -           -            -           -         -         -        Tab + 1.4
             Banks          (1)
Foreign      Wachovia Bank  (2)    Dollar          6.363.000    4.772.250       -           -         -     11.135.250  Libor + 3.0
Foreign      RaboBank              Dollar          6.363.000    6.363.000    3.181.500      -         -     15.907.500  Libor + 3.0
Foreign      Banco de Credito del
             Peru                  Dollar              -           -            -           -         -         -          13.0%
Foreign      Banco Santander Peru  Dollar              -           -            -           -         -         -          7.00%
                                                  ----------------------------------------------------------------------------------
             Total                                12.726.000   11.135.250    3.181.500      -         -     27.042.750
                                                  ----------------------------------------------------------------------------------
             % in domestic currency                                                                              0.00%
                                                  ----------------------------------------------------------------------------------
             % in foreign currency                                                                             100.00%
                                                  ----------------------------------------------------------------------------------

                                                     Closing
                                                     Date of
                                                     Previous
                                                      Period
Tax Ident.   Bank or Financial     Currency Or      Total as of
Number                              Index of            2003
                                   Adjustment
             Institution                               TCH$

97008000-7   Chilean Syndicated    U.F.              17.780.178
             Banks          (1)
Foreign      Wachovia Bank  (2)    Dollar            17.652.780
Foreign      RaboBank              Dollar            17.652.780
Foreign      Banco de Credito del
             Peru                  Dollar               344.226
Foreign      Banco Santander Peru  Dollar               121.985
                                                  --------------
             Total                                   53.551.949
                                                  --------------
             % in domestic currency                      33.20%
                                                  --------------
             % in foreign currency                       66.80%
                                                  --------------



   (1) The Syndicated Loan between Coca-Cola Embonor S.A., Citibank, N.A., Chile Branch and other banks was paid in advance on February 4, 2004. The total amount was TCH$ 26.949.275.

   (2) On February 3, 2004, the Company made a prepayment on the principal of the loan granted by the Cayman Islands Branch of Wachovia in the amount of US$7.500.000.


19.  Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent Company amounted to TCH$ 100.752.299 in 2004 (TCH$ 154.372.205 in 2003), with accrued interest of TCH$3.100.448 in 2004 (TCH$ 6.919.867 in 2003), and is detailed below:

                                                                              Frequency                  Par Value         Placement
  Listing No.     Series   Face amount  Bond     Interest              Interest                                                in
                             placed     unit of    rate     Maturity    payment   Amortization                                Chile
                              and       adjust-                                                                            or abroad
                           outstanding  ment
                                                                                                      2004        2003
                                    TCH$ TCH$
Long-term bonds--short-term portion:
    New York    Unique       158.000.000   US$   9.875%   15-03-2006   Semiannual  At maturity      2.898.422    5.634.145  Foreign
      224       A1 (1)           134.000   UF    7.000%   01-08-2003   Semiannual  At maturity        -          2.362.265  Domestic
      224       A2 (1)           940.000   UF    7.000%   01-08-2003   Semiannual  At maturity        -         16.571.113  Domestic
      224       B1 (2)            75.000   UF    6.750%   01-02-2020   Semiannual  As from 2004        20.138       74.676  Domestic
      224       B2 (2)           350.000   UF    6.750%   01-02-2020   Semiannual  As from 2004       181.888      674.500  Domestic
                                                                                                  -------------------------
Total short-term portion                                                                            3.100.448   25.316.699
                                                                                                  -------------------------

Long-term Bonds:
    New York    Unique       158.000.000   US$   9.875%    15-03-2006  Semiannual  At maturity     93.520.945  109.339.363  Foreign
      224       B1 (2)            75.000   UF    6.750%    01-02-2020  Semiannual  As from 2004     1.276.121    2.655.037  Domestic
      224       B2 (2)           350.000   UF    6.750%    01-02-2020  Semiannual  As from 2004     5.955.233   23.980.973  Domestic
                                                                                                  -------------------------
Total- Long-term portion:                                                                         100.752.299  135.975.373
                                                                                                  -------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) On August 1, 2003, the entire principal of the Series A1 and A2 bonds was paid in the amount of TCH$ 18.192.797.

(2) On January 30, 2004, there was a voluntary redemption of Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the Series B bonds) were paid the respective price and commission in the amount of TCH$19.828.302.


20.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as of June 30, 2004 and 2003:


a)   Current liabilities

                                                                     2004           2003
                                                                     TCH$           TCH$
Provision for invoices to be received and other payments            802.983       2.163.942
Provision for fiscal year expenses                                1.393.262         983.677
Provision for bonuses                                               816.487       1.724.553
Vacation provision                                                1.309.445       2.050.133
Severance indemnities provision                                     907.577         600.650
Other                                                               172.941         295.539
                                                               -------------    ------------
        Total                                                     5.402.695       7.818.494
                                                               -------------    ------------

b) Long-term liabilities

                                                                     2004           2003
                                                                     TCH$           TCH$
Severance indemnities provision                                   2.234.844       2.208.879
                                                               -------------    ------------
        Total                                                     2.234.844       2.208.879
                                                               -------------    ------------

21.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:

                                                                     2004           2003
                                                                     TCH$           TCH$
Bottle and case deposits in guarantee (1)                          2.689.424      5.834.778
Leasing                                                              556.349      1.060.459
Fair value swap                                                    2.844.684         -
Others                                                                -              83.351
                                                               --------------   ------------
           Total                                                   6.090.457      6.978.588
                                                               --------------   ------------

(1) On December 31, 2003, the Company recorded the reversal of part of its liability for bottle guarantee deposits based on the results of a survey of bottles existing in the market. This reversal generated a credit of TCH$
1.888.242 to income as of December 31, 2003, which is shown in "other non-operating income".

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


22.  Minority Interest

As of June 30, 2004 the effect of minority interest on liabilities and income is as follows:

Taxpayer ID     Company                                  Minority   Company Equity   Fiscal Year       Minority         Profit
                                                         Interest                   Profit (loss)      Interest       (loss) for
                                                                                                                       Minority
                                                                                                                       Interest
                                                            %          TCH$            TCH$            TCH$              TCH$
96.891.720-K    Embonor S.A.                             0,04997     184.015.599       2.635.977         91.950        (1.318)
96.972.720-K    Embonor Holdings S.A.                    0,00000     105.084.158     (1.482.291)              1        -
96.517.310-7    Embotelladora Iquique S.A.               0,10000      13.526.026         575.014         13.526          (576)
Foreign         Arica Overseas S.A.                      0,00001      55.454.063     (2.017.310)       -               -
Foreign         Inversora los Andes S.A.                 0,00013      49.430.446       (909.378)             63              1
Foreign         Embotelladoras Bolivianas Unidas S.A.    0,00009      43.203.091       (539.998)             41              1
                                                                                                    -------------------------------
Total                                                                                                   105.581        (1.892)
                                                                                                    -------------------------------


23.  Changes in equity:

The following were the changes in equity accounts from January 1 to June 30, 2004 and 2003:

------------------------------------------------------------------------------------------------------------------------------------
               Concept
                                Paid-In      Reserve for    Premium on the     Other      Accumulated   Fiscal year       Total
                                Capital     revaluation of     sale of        reserves      Results        profit
                                            shareholders'   treasury stock                                 (loss)
                                                equity
------------------------------------------------------------------------------------------------------------------------------------

                                  TCH$          TCH$             TCH$           TCH$          TCH$          TCH$           TCH$
------------------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2003   223.566.611         -              20.864.654    6.351.414  (10.062.404)  (16.473.094)     224.247.181
------------------------------------------------------------------------------------------------------------------------------------
Profit distribution               -               -               -              -        (16.473.094)    16.473.094        -
------------------------------------------------------------------------------------------------------------------------------------
Revaluation of                    -             2.459.233           229.511      -           (291.889)        -            2.396.855
shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
Cumulative adjustment for
exchange differential             -               -               -          (2.474.882)       -              -          (2.474.882)
------------------------------------------------------------------------------------------------------------------------------------
Fiscal year profit (loss)         -               -               -              -             -         (3.649.257)     (3.649.257)
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 2003     223.566.611       2.459.233        21.094.165    3.876.532  (26.827.387)   (3.649.257)     220.519.897
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 2003
adjusted by 1.0%              225.802.277       2.483.825        21.305.107    3.915.297  (27.095.660)   (3.685.750)     222.725.096
------------------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2004   225.802.277         -              21.073.300   13.530.671  (26.800.852)  (34.097.575)     199.507.821
------------------------------------------------------------------------------------------------------------------------------------
Income distribution               -               -               -              -        (34.097.575)    34.097.575         -
------------------------------------------------------------------------------------------------------------------------------------
Revaluation of shareholders'      -             1.806.418           168.587      -           (487.188)        -            1.487.817
equity
------------------------------------------------------------------------------------------------------------------------------------
Cumulative adjustment for
exchange differential             -               -               -           17.677.122       -              -           17.677.122
------------------------------------------------------------------------------------------------------------------------------------
Adjustment of other reserves
for sale Elsa-Socap (1)           -               -               -         (15.094.633)       -              -         (15.094.633)
------------------------------------------------------------------------------------------------------------------------------------
Fiscal year profit (loss)         -               -               -              -             -        (12.888.463)    (12.888.463)
------------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 2004     225.802.277       1.806.418        21.241.887   16.113.160  (61.385.615)  (12.888.463)     190.689.664
====================================================================================================================================

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) On January 29, 2004, the Company sold its entire equity interest, both direct and indirect, in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA) totaling 60.45% of that company. The price was US$ 129.917.924, which was paid at once on the same date. As a result of this transaction, the company recognized a debit against other non-operating disbursements in the amount of TCH$ 15.094.633 as of December 31, 2003, arising from adjustments to other reserves because of the sale of this investment.

According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244.420.704 Series A shares and 266.432.526 Series B shares at a paid-in value of CH$ 442.01 each. The Company's shares have no par value.

a)   Number of shares

     Series        No. of     No. of paid-in  No. of voting
                 subscribed      shares           shares
                  shares
       A        244.420.704    244.420.704     244.420.704
       B        266.432.526    266.432.526     266.432.526
                -------------------------------------------
     Total      510.853.230    510.853.230     510.853.230
                -------------------------------------------

b)   Capital

    Series       Subscribed capital   Paid-in capital
                        TCH$               TCH$
       A            108.036.415        108.036.415
       B            117.765.862        117.765.862
                ----------------------------------------
     Total          225.802.277        225.802.277
                ----------------------------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 relating to the registration of permanent investments abroad, the following can be reported as of June 30, 2004:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$ 6.363.000 (US$10.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:


Acquisition                                 Amount
                                              US$

Embotelladoras Bolivianas Unidas S.A.     10.000.000
                                          ----------
                  Total                   10.000.000

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:


         ITEMIZATION                 Inversora Los          Sociedad de Cartera del              TOTAL
                                       Andes S.A.             Pacifico S.R.L. M$
                                 Inversion     Liability    Inversion      Liability     Inversion       Liability          Total
                                                hedging                     hedging                       hedging            Net
                                    M$             M$           M$             M$            M$              M$               M$
2004 Balances                    13.155.441      183.992   (9.284.175)    (5.619.220)     3.871.266     (5.435.228)      (1.563.962)
Liability hedging                   -          (398.578)       -            (191.238)       -             (589.816)        (589.816)
Proportional equity value per
Technical Bulletin No. 64         3.172.305      -          15.094.633        -          18.266.938        -              18.266.938
Adjustment of other reserves
for sale Elsa-Socap 29.01.2004      -            -         (5.810.458)      5.810.458   (5.810.458)       5.810.458         -
                                 --------------------------------------------------------------------------------------------------
Totals                           16.327.746    (214.586)       -              -          16.327.746       (214.586)       16.113.160
                                 --------------------------------------------------------------------------------------------------

d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

                                                                    Number of
             Type of Shareholder         Equity Interest (%)      Shareholders
                                         2004       2003        2004        2003
Interest of 10% or more                   70,82      70,82        02          02

  Interest of less than 10% with an
  investment greater than
  or equal to UF 200                      29,00      28,89       133         110
  Interest of less than 10% with an
  investment of less than
  UF 200                                   0,18       0,29       242         299
                                      ------------------------------------------
  Total                                     100        100       377         411
                                      ------------------------------------------
  Company controller                      25,32      25,32        01          01


e)   Dividends


The Company has not distributed dividends to its shareholders during 2004 and 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Other Non-Operating Income and Disbursements:

As of June 30, 2004 and 2003 other non-operating income and disbursements are summarized as follows:

a)   Other non-operating income:

                                                                         2004           2003
                                                                         TCH$           TCH$
Gain on asset sale of fixed assets                                      38.840         237.584
Gain on sale of other products                                          -              262.996
Conversion adjustments                            (1)                   -              686.628
Profit on the sale of Peru Holding                (2)                2.009.658          -
Amortization of liability in sale of Industrial Iquitos                 68.158          -
Reversal of provisions                                                  -               47.088
Profit on the sale of broken glass                                      43.380          42.802
Other miscellaneous income                                              22.573          92.983
                                                                   ------------    ------------
        Total                                                        2.182.609       1.370.081
                                                                   ------------    ------------


b)   Other non-operating disbursements:

                                                                         2004           2003
                                                                         TCH$           TCH$
Travel expenses and miscellaneous fees                                 589.453         876.289
Board expenses and fees                                                138.550         168.889
Fair value Swap   See note 30                                          731.266       1.057.691
Cross currency swap Santander-Santiago                                 450.288          -
Expenses of repurchase of Chile Series B bonds                         193.144          -
Prepayment expenses of Chile syndicated loan                           355.341          -
Loss on asset sales                                                     -               17.710
Conversion adjustments                            (1)                   21.513          -
Amortization of deferred expenses                                      459.741         768.915
Amortization of intangibles                                                252         597.400
Payment of patents                                                     357.853         118.049
Other miscellaneous disbursements                                      352.115         431.342
                                                                   ------------    -------------
      Total                                                          3.649.516       4.036.285
                                                                   ------------    -------------

(1) This corresponds to the conversion of the financial statements of Subsidiaries abroad according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

(2) This corresponds to the differences occurring in the sale of the holding in Peru, as follows:
                                                                        TCH$
               Surplus in provision above book value                   141.417
               Difference paid above initial price                   1.153.536
               Conversion adjustments as of January 29, 2004           714.705
                                                                    ----------
                                   Total                             2.009.658
                                                                    ----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


25.  Price-level Restatement

The application of price-level restatement as described in Note 2(e) caused a net debit of TCH$ 158.692 against income in 2004 (a net credit of TCH$ 205.788 in 2003), as follows:

Assets - (charges) and               Adjustment Index      2004         2003
credits                                                    TCH$         TCH$
Inventories                                 CPI                9.938      10.696
Property, plant and equipment               CPI              814.604   1.485.510
Investment in related companies             CPI                6.872     909.940
Other non-monetary assets                   CPI            1.906.448   3.430.459
Expense and cost accounts                   CPI              597.213     287.723
                                                       -------------------------
  Total                                                    3.335.075   6.124.328
                                                       -------------------------

Liabilities  and  equity  -          Adjustment Index      2004         2003
(charges) and credits                                      TCH$         TCH$
Equity                                      CPI          (1.487.817) (2.420.823)
Bank debt                                   UF                87.378   (594.034)
Bonds                                      U.F.            (951.822) (1.498.380)
Other non-monetary liabilities           CPI-U.F.          (468.623) (1.056.615)
Income accounts                             CPI            (672.883)   (348.688)
                                                       -------------------------
   Total                                                 (3.493.767) (5.918.540)
                                                       -------------------------
Profit (loss) due to price-level
restatement                                                (158.692)     205.788
                                                       -------------------------


26.  Foreign Exchange

The application of price-level restatement as described in Notes 2(e) and 2(f) caused a net debit of TCH$ 10.217.569 in 2004 for the foreign exchange (a net credit of TCH$ 700.947 in 2003), as follows:


Description                               Currency              Amount
                                                             2004       2003
                                                             TCH$       TCH$
Accounts and documents receivable          Dollar         1.529.860  (1.068.209)
Inventory                                  Dollar            13.146       -
Other non-monetary assets                  Dollar           528.204  (1.760.114)
                                                       -------------------------
Total (Charges) Credits                                   2.071.210  (2.828.323)
                                                       -------------------------
Bank debt                                  Dollar       (1.728.581)      984.245
Bonds                                      Dollar       (6.933.886)     (34.753)
Documents and accounts payable             Dollar         (217.952)      230.961
Other non-monetary liabilities             Dollar       (3.408.360)    2.348.817
                                                       -------------------------
Total (Charges) Credits                                (12.288.779)    3.529.270
                                                       -------------------------
Profit (loss) on exchange differential                 (10.217.569)      700.947
                                                       -------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


27.  Extraordinary Items

There were no extraordinary items as of June 30, 2004 and 2003.


28.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of bonds in the U.S. and Chilean market are as follows:
      2004                 Deferred     Increase    Amortization   Balance
                           Expenses
                             TCH$         TCH$         TCH$         TCH$
U.S. Bonds                 1.697.964       -          (361.698)   1.336.266
Chile Bonds  (1)           3.424.296       -        (2.426.983)     997.313
                         ----------------------------------------------------
   Total                   5.122.260       -        (2.788.681)   2.333.579
                         ----------------------------------------------------

      2003                Deferred     Increase    Amortization   Balance
                          Expenses
                            TCH$         TCH$         TCH$         TCH$
U.S. Bonds                 2.437.570       -         (364.163)    2.073.407
Chile Bonds                3.808.208       26.733    (194.111)    3.640.830
                         ----------------------------------------------------
   Total                   6.245.778       26.733    (558.274)    5.714.237
                         ----------------------------------------------------

(1)  See note 16

29.  Cash flow statement

(a)  Composition of cash and cash equivalents:

As of June 30, 2004 and 2003, the Parent Company and its Subsidiaries have considered the following items as cash and cash equivalents:

                                                        2004       2003
                                                        TCH$       TCH$
     Cash and bank balances                           2.257.199   4.082.354
     Time deposits                                       -        7.533.913
     Marketable securities                               -       10.961.786
     Other current assets                                -        1.472.679
                                                     ----------------------
     Total                                            2.257.199  24.050.732
                                                     ----------------------

(b)  Investment activities relating to future cash flows are as follows:

                                                        2004       2003
                                                        TCH$       TCH$
     Incorporation of assets in leasing                 650.811   1.160.775
                                                     ----------------------
     Total                                              650.811   1.160.775
                                                     ----------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c)  Other income received breaks down as follows:

                                                        2004      2003
                                                        TCH$      TCH$
     Net   collection  of  guarantee                     53.789      7.032
     deposits
     Sale of broken  glass and  others not               80.167     68.361
     in use
     Share in advertising                                -       1.731.846
     Sale of promotional articles                        -         333.562
     Miscellaneous services                              -         195.473
     Sale of investments                                 -          51.178
     Other                                               18.725    202.283
                                                     ----------------------
     Total                                              152.681  2.589.735
                                                     ----------------------

(d)  Other paid-in expenses are as follows:
                                                       2004       2003
                                                       TCH$       TCH$
     Remuneration of Board of Directors                 138.550    168.889
     Tax from previous years                             -           7.531
     Previous years expenses                             -          55.613
     Repurchase of bottles and cases                     -         129.648
     Foreign exchange paid                              924.833    121.960
     Municipal Tax                                      357.853     -
     Central administration expenses                    538.539    252.422
     Other miscellaneous items                          190.138      4.500
                                                     ----------------------
     Total                                            2.149.913    740.563
                                                     ----------------------

(e)  Other sources of financing are as follows:
                                                       2004       2003
                                                       TCH$       TCH$
     Financial income from Swap                          -       7.749.179
     Other sources                                       -          34.276
                                                     ----------------------
     Total                                               -       7.783.455
                                                     ----------------------


(f)  Other disbursements for financing are as follows:
                                                       2004       2003
                                                       TCH$       TCH$
     Payments due to rate Swap. See note 30           1.624.164     -
     Settlement of Banco Santander-Santiago
      forward. See note 30                            1.120.350     -
     Settlement of Banco BCI forward.
      See note 30                                     1.065.693     -
     Settlement of Banco Santander-Santiago swap        238.358
     Expenses of prepayment of Series B bonds           193.144     -
     Fee for payment of syndicated loan                 355.341     -
     Other disbursements                                 16.233          6
                                                     ----------------------
     Total                                            4.613.283          6
                                                     ----------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


30.  Derivative Agreements:

On June 20, 2002, the Company signed a rate swap hedge with a foreign financial institution in order to protect the market value of the US$ 160 million bond issued on the U.S. market. On March 15 and June 10, 2003, advances were received on the rate swap hedging contract that generated income of TCH$ 7.749.179 for the Parent Company. The Swap expenses of TCH$ 1.504.836 were paid on September 15, 2003. Expenses of TCH$1.624.164 were paid on March 15, 2004. (See note 29)


During the first quarter of 2004, the Company settled risk hedging contracts and exchange rate forwards with financial institutions made to protect the cash flow payable for dollar debt. These contracts resulted in a loss of TCH$
2.186.043 which was imputed to exchange differential income.

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                    Description of the contracts              Value of              Accounts that affects
Type of Type of  Value of    Expir-  Specific  Position Transaction protected    the        Assets/Liabilities    Effect on results
 deri-  agree-   agreement   ation     Item      buys      Name       Amount  guarantee     Name      Amount      Fact     Not Fact
vative   ment                date                sale                         protected
------------------------------------------------------------------------------------------------------------------------------------
                    US$                                                  TCH$      TCH$                 TCH$       TCH$       TCH$
------------------------------------------------------------------------------------------------------------------------------------
   S      CCPE  160.000.000  First   USD-LIBOR-    B   USA Bonds 109.604.800 101.808.000 Notes and   2.844.684 (731.266)      -
                            quarter     BBA                                               Bonds
                              2006                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE      250.000  Third      USD        B   US$ Costs     171.500     159.075 Inventory/    159.075     -        (12.425)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCPE    7.900.000  Third   USD-LIBOR-    B   USA Bonds   5.419.400   5.026.770 Notes and   5.026.770     -       (392.630)
                            quarter     BBA                                               Bonds
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE      750.000  Fourth                                                      Inventory/    477.225     -        (39.900)
                            quarter     USD        B   US$ Costs     517.125     477.225  Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE    1.690.000  Third      USD        B   US$ Costs   1.155.453   1.075.347 Inventory/  1.075.347    -         (80.106)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE    1.820.000  Third      USD        B   US$ Costs   1.246.154   1.158.066 Inventory/  1.158.066    -         (88.088)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE    1.900.000  Third      USD        B   US$ Costs   1.301.880   1.208.970 Inventory/  1.208.970    -         (92.910)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE    1.850.000  Fourth     USD        B   US$ Costs   1.269.470   1.177.155 Inventory/  1.177.155    -         (92.315)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE    1.830.000  Fourth     USD        B   US$ Costs   1.257.576   1.164.429 Inventory/  1.164.429    -         (63.147)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   FR     CCTE    2.700.000  Fourth     USD        B   US$ Costs   1.858.140   1.718.010 Inventory/  1.718.010    -        (140.130)
                            quarter                                                       Account
                              2004                                                        payable
------------------------------------------------------------------------------------------------------------------------------------
   S      CCPE   50.000.000  Fourth                   Wachovia and
                            quarter     USD        B    Rabobank  35.000.000  31.815.000  Bank debt     27.521 (450.288) (3.774.891)
                              2007                    liabilities
------------------------------------------------------------------------------------------------------------------------------------


31.  Contingencies and commitments

As of June 30, 2004 and 2003, there were no liens, guarantees or mortgages of the Parent Company or its Subsidiaries, except as shown in Note 31(c).

(a)  Direct commitments

As of June 30, 2004 and 2003, there were no direct commitments.

(b)  Indirect commitments

     As of June 30, 2004 and 2003, there were no indirect commitments.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c)   Restrictions:

U.S. Bonds

The placement of bonds for US$ 160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations or prohibitions.

Chile Bonds  (1)

The placement of bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The EBITDA/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from June 30, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(1) On January 26, 2004, the Series B bondholders meeting resolved to temporarily suspend application of the interest expense coverage ratio that the Company had to prepare as of December 31, 2003 through the Uniform Codified Statistical Record (FECU) and which the issuer must prepare as of June 30, 2005. Consequently, this ratio will reapply as of the FECU to be prepared by Coca-Cola Embonor S.A. as of September 30, 2005.

Wachovia Bank, National Association and Rabobank Curacao N.V.  Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 at all times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format as prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 as of December 31 of each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32.   Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its Subsidiaries as of June 30, 2004 and 2003.

33.   Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of June 30, 2004 and 2003, are summarized as follows:

a)    Assets:

--------------------------------------------------------------------------------------------------------------------
                         Line                         Currency                Amount                 Amount
====================================================================================================================
                                                                               2004                   2003
--------------------------------------------------------------------------------------------------------------------
                                                                               TCH$                   TCH$
                                               ---------------------------------------------------------------------
Cash                                           Non-adjustable pesos                 2.014.016             2.883.928
                                               ---------------------------------------------------------------------
                                               Dollars                                153.064               308.304
                                               ---------------------------------------------------------------------
                                               Bolivianos                              90.119                81.061
                                               ---------------------------------------------------------------------
                                               New Soles                         -                          809.061
--------------------------------------------------------------------------------------------------------------------
Time deposits                                  Dollars                           -                        6.813.973
                                               ---------------------------------------------------------------------
                                               New Soles                         -                          719.940
--------------------------------------------------------------------------------------------------------------------
Marketable securities                          Non-adjustable pesos              -                      -
                                               ---------------------------------------------------------------------
                                               Dollars                           -                       10.961.786
--------------------------------------------------------------------------------------------------------------------
Sales receivables                              Non-adjustable pesos                 5.269.288             5.236.800
                                               ---------------------------------------------------------------------
                                               Bolivianos                           1.135.130             1.065.412
                                               ---------------------------------------------------------------------
                                               New Soles                         -                        3.905.844
--------------------------------------------------------------------------------------------------------------------
Documents receivable                           Non-adjustable pesos                 3.242.395             3.264.229
                                               ---------------------------------------------------------------------
                                               Dollars                           -                           18.256
                                               ---------------------------------------------------------------------
                                               Bolivianos                             190.752               325.901
                                               ---------------------------------------------------------------------
                                               New Soles                         -                          175.394
--------------------------------------------------------------------------------------------------------------------
Sundry receivables                             Non-adjustable pesos                 1.643.944             1.034.330
                                               ---------------------------------------------------------------------
                                               Dollars                                 73.401               310.051
                                               ---------------------------------------------------------------------
                                               Bolivianos                             183.870             1.198.222
                                               ---------------------------------------------------------------------
                                               New Soles                         -                          528.537
--------------------------------------------------------------------------------------------------------------------
Accounts and documents related companies       Non-adjustable pesos                 1.728.581               236.387
--------------------------------------------------------------------------------------------------------------------
                                               Dollars                           -                          122.036
--------------------------------------------------------------------------------------------------------------------
Inventories                                    Non-adjustable pesos                 4.772.980             3.276.625
                                               ---------------------------------------------------------------------
                                               Dollars                              2.654.947             4.894.485
                                               ---------------------------------------------------------------------
                                               Bolivianos                           1.270.493             1.307.118
                                               ---------------------------------------------------------------------
                                               New Soles                         -                        1.687.545
--------------------------------------------------------------------------------------------------------------------
Recoverable taxes                              Non-adjustable pesos                   969.122             1.033.771
                                               ---------------------------------------------------------------------
                                               Bolivianos                               4.975                 3.427
                                               ---------------------------------------------------------------------
                                               New Soles                         -                           12.491
--------------------------------------------------------------------------------------------------------------------
Prepaid expenses                               Non-adjustable pesos                 1.558.422             2.011.331
--------------------------------------------------------------------------------------------------------------------
                                               Dollars                                 21.527             2.481.754
--------------------------------------------------------------------------------------------------------------------
                                               Bolivianos                             261.873               662.516
--------------------------------------------------------------------------------------------------------------------
                                               New Soles                         -                          586.120
--------------------------------------------------------------------------------------------------------------------
Deferred taxes                                 Non-adjustable pesos                 1.211.603               944.822
--------------------------------------------------------------------------------------------------------------------
Other current assets                           Non-adjustable pesos                   952.413             2.530.568
--------------------------------------------------------------------------------------------------------------------
                                               Dollars                                997.723               952.347
--------------------------------------------------------------------------------------------------------------------
                                               Bolivianos                             246.774               236.590
                                               ---------------------------------------------------------------------
                                               New Soles                         -                        3.286.012
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                               30.647.412            65.906.974
--------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


a)    Assets:

--------------------------------------------------------------------------------------------------------------------
                     Line                             Currency                Amount                 Amount
--------------------------------------------------------------------------------------------------------------------
                                                                               2004                   2003
--------------------------------------------------------------------------------------------------------------------
                                                                               TCH$                   TCH$
--------------------------------------------------------------------------------------------------------------------
Land                                           Non-adjustable pesos                 3.724.434             3.735.519
                                               ---------------------------------------------------------------------
                                               Dollars                              2.577.528             2.860.320
                                               ---------------------------------------------------------------------
                                               New Soles                         -                        7.288.293
--------------------------------------------------------------------------------------------------------------------
Buildings and Infrastructure                   Non-adjustable pesos                25.517.753            25.302.050
                                               ---------------------------------------------------------------------
                                               Dollars                              4.522.797             5.022.943
                                               ---------------------------------------------------------------------
                                               New Soles                         -                       18.797.129
--------------------------------------------------------------------------------------------------------------------
Machinery and equipment                        Non-adjustable pesos                40.484.340            39.842.861
                                               ---------------------------------------------------------------------
                                               Dollars                             24.328.512            26.742.981
                                               ---------------------------------------------------------------------
                                               New Soles                         -                       53.342.782
--------------------------------------------------------------------------------------------------------------------
Other fixed assets                             Non-adjustable pesos                61.164.172            59.097.409
                                               ---------------------------------------------------------------------
                                               Dollars                             27.203.544            29.227.890
                                               ---------------------------------------------------------------------
                                               New Soles                         -                       63.704.316
--------------------------------------------------------------------------------------------------------------------
Technical reappraisal of property,  plant and  Non-adjustable pesos                 1.889.655             1.896.665
equipment
--------------------------------------------------------------------------------------------------------------------
Accumulated Depreciation                       Non-adjustable pesos              (69.144.459)          (64.356.127)
                                               ---------------------------------------------------------------------
                                               Dollars                           (20.220.290)          (19.866.673)
                                               ---------------------------------------------------------------------
                                               New Soles                         -                     (78.959.015)
--------------------------------------------------------------------------------------------------------------------
Total  property, plant and equipment                                             102.047.986           173.679.343
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                     Line                             Currency                Amount                 Amount
--------------------------------------------------------------------------------------------------------------------
                                                                               2004                   2003
--------------------------------------------------------------------------------------------------------------------
                                                                               TCH$                   TCH$
--------------------------------------------------------------------------------------------------------------------
Investment in related companies                Non-adjustable pesos                 1.477.897             1.035.197
                                               ---------------------------------------------------------------------
                                               Dollars                           -                          436.800
--------------------------------------------------------------------------------------------------------------------
Investment in other companies                  Non-adjustable pesos                       979                   990
                                               ---------------------------------------------------------------------
                                               Dollars                                 64.600                77.754
                                               ---------------------------------------------------------------------
                                               New Soles                         -                           39.871
--------------------------------------------------------------------------------------------------------------------
Goodwill                                       Non-adjustable pesos               195.125.525           208.739.587
                                               ---------------------------------------------------------------------
                                               Dollars                             12.132.684            66.348.855
                                               ---------------------------------------------------------------------
                                               New Soles                         -                       11.136.123
--------------------------------------------------------------------------------------------------------------------
Negative goodwill                              Dollars                           -                        (824.493)
--------------------------------------------------------------------------------------------------------------------
Long-term receivables                          Non-adjustable pesos                     3.899           -
                                               ---------------------------------------------------------------------
                                               Dollars                                 45.845               185.340
--------------------------------------------------------------------------------------------------------------------
Long-term deferred taxes                       Non-adjustable pesos                 6.293.162           -
--------------------------------------------------------------------------------------------------------------------
Intangibles                                    Non-adjustable pesos                    19.799                19.883
                                               ---------------------------------------------------------------------
                                               New Soles                         -                       23.738.129
--------------------------------------------------------------------------------------------------------------------
Amortization                                   Non-adjustable pesos                   (3.692)               (3.223)
                                               ---------------------------------------------------------------------
                                               New Soles                         -                      (7.082.342)
--------------------------------------------------------------------------------------------------------------------
Other                                          Non-adjustable pesos                 1.934.141             5.414.882
                                               ---------------------------------------------------------------------
                                               New Soles                         -                        2.985.615
--------------------------------------------------------------------------------------------------------------------
Total other assets                                                               217.094.839           312.248.968
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                     349.790.237           551.835.285
--------------------------------------------------------------------------------------------------------------------
                                               Non-adjustable pesos              291.850.369           303.178.484
--------------------------------------------------------------------------------------------------------------------
                                               Dollars                            54.555.882           137.074.709
--------------------------------------------------------------------------------------------------------------------
                                               Bolivianos                          3.383.986           106.701.845
--------------------------------------------------------------------------------------------------------------------
                                               New Soles                         -                       4.880.247
--------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

------------------------------------------------------------------------------------------------------------------------------------
b) Liabilities       Currency                        Out to 90 days                              From 90 days to 1 year


      Line
                                       ---------------------------------------------------------------------------------------------
                                               2004                   2003                     2004                     2003
------------------------------------------------------------------------------------------------------------------------------------
                                         Amount    Annual       Amount     Annual      Amount      Annual        Amount      Annual
                                          TCH$    average        TCH$     average        TCH$     average         TCH$      average
                                                  interest                interest                interest                  interest
                                                    rate                    rate                    rate                      rate
------------------------------------------------------------------------------------------------------------------------------------
   CURRENT
 LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Short-term         Dollars               636.300   4.50%       -           -              -            -          -            -
bank debt
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles              -        -              5.591    11.0%          -            -          -            -
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank     Adjustable pesos       -        -           -           -              -            -       17.880.210   TAB+1.4%
debt - short-
term portion
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars                -        -           -           -            84.013    Libor+3.0%      246.693      7.90%
------------------------------------------------------------------------------------------------------------------------------------
Bonds - short-     Adjustable pesos      202.026  6.750%     19.682.555    6.75%          -            -          -            -
term portion
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars             2.898.422  9.875%      5.634.144   9.875%          -            -          -            -
------------------------------------------------------------------------------------------------------------------------------------
Dividends payable  Non-adjustable $       -        -            -          -            12.306         -          -            -
------------------------------------------------------------------------------------------------------------------------------------
Accounts payable   Non-adjustable $    4.742.022   -          3.795.704    -              -            -          -            -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars             2.864.737   -          5.277.111    -              -            -              152      -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos            173.006   -            117.001    -              -            -          -            -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles             -         -          2.478.950    -              -            -          -            -
------------------------------------------------------------------------------------------------------------------------------------
Documents payable  Dollars               222.630   -          1.128.649    -              -            -          -            -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles             -         -             61.130    -              -            -          -            -
------------------------------------------------------------------------------------------------------------------------------------
Sundries payable   Non-adjustable $      613.960   -           -           -              -            -          -            -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars               -         -          1.041.053    -              -            -             7.291     -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles             -         -            494.730    -              -            -          -            -
------------------------------------------------------------------------------------------------------------------------------------
Intercompany       Non-adjustable $      601.212   -            771.278    -           621.026         -          -            -
documents and
accounts payable
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars             1.479.852   -          2.728.206    -              -            -          -            -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------------------------------------------------------------------------------------------
b) Liabilities       Currency                        Out to 90 days                              From 90 days to 1 year


      Line
                                       ---------------------------------------------------------------------------------------------
                                               2004                   2003                     2004                     2003
------------------------------------------------------------------------------------------------------------------------------------
                                         Amount    Annual       Amount     Annual      Amount      Annual        Amount      Annual
                                          TCH$    average        TCH$     average        TCH$     average         TCH$      average
                                                  interest                interest                interest                  interest
                                                    rate                    rate                    rate                      rate
------------------------------------------------------------------------------------------------------------------------------------
   CURRENT
 LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Provisions         Adjustable $          238.640     -         -             -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $    2.406.525     -          815.213      -       1.723.363        -         1.788.512      -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars              -            -            8.833      -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos          1.034.167     -        1.475.937      -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -            -        3.729.999      -        -               -         -              -
------------------------------------------------------------------------------------------------------------------------------------
Withholdings       Non-adjustable $    1.397.463     -        1.446.054      -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos            792.794     -          831.217      -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -            -        1.566.289      -        -               -         -              -
------------------------------------------------------------------------------------------------------------------------------------
Income tax         Non-adjustable $        3.039     -            3.157      -        -               -         -              -
------------------------------------------------------------------------------------------------------------------------------------
Other current      Non-adjustable $       26.750     -            1.205      -          95.233        -            99.111      -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars              -            -         -             -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -            -          430.302      -        -               -         -              -
------------------------------------------------------------------------------------------------------------------------------------
Total current                         20.333.545     -       53.524.308      -       2.535.941        -        20.021.969      -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Adjustable $          440.666     -       19.682.555      -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $    9.790.971     -        6.832.611      -       2.451.928        -        19.767.833      -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars             8.101.941     -       15.817.996      -          84.013        -           254.136      -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos          1.999.967     -        2.424.155      -        -               -         -              -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -            -        8.766.991      -        -               -         -              -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of June 30, 2004:

------------------------------------------------------------------------------------------------------------------------------------
b) Liabilities       Currency              1 to 3 years           3 to 5 years           5 to 10 years           More than 10 years


      Line
------------------------------------------------------------------------------------------------------------------------------------
                                         Amount    Annual       Amount     Annual      Amount      Annual        Amount      Annual
                                          TCH$    average        TCH$     average        TCH$     average         TCH$      average
                                                  interest                interest                interest                  interest
                                                    rate                    rate                    rate                      rate
------------------------------------------------------------------------------------------------------------------------------------
  LONG-TERM
 LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Bank debt          Adjustable $         -              -        -             -         -            -           -               -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars            23.861.250  Libor+3.0%  3.181.500   Libor+3.0%    -            -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Bonds              Adjustable $         -              -        -             -         -            -          7.231.354      6.75%
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars            93.520.945    9.875%      -             -         -            -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $      389.254       -        104.524       -        178.340       -            302.025        -
provisions
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -      1.260.701       -         -            -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term sundries Non-adjustable $        5.156       -        -             -         -            -           -               -
payable
------------------------------------------------------------------------------------------------------------------------------------
Other long-term    Adjustable $          300.675       -        200.450       -        403.268       -           -               -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $      219.374       -          7.450       -         33.010       -          1.218.518        -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars             2.844.684       -        -             -         -            -           -               -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -              -        -             -         -            -           -               -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -        863.028       -         -            -           -               -
------------------------------------------------------------------------------------------------------------------------------------
      Total        Total             121.141.338       -      5.617.653       -        614.618       -          8.751.897        -
    long-term
   liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Adjustable $          300.675       -        200.450       -        403.268       -          7.231.354        -
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $      613.784       -        111.974       -        211.350       -          1.520.543        -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars           120.226.879       -      3.181.500       -         -            -           -               -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -              -        -             -         -            -           -               -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -      2.123.729       -         -            -           -               -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of June 30, 2003:


------------------------------------------------------------------------------------------------------------------------------------
b) Liabilities       Currency              1 to 3 years           3 to 5 years           5 to 10 years           More than 10 years


      Line
------------------------------------------------------------------------------------------------------------------------------------
                                         Amount    Annual       Amount     Annual      Amount      Annual        Amount      Annual
                                          TCH$    average        TCH$     average        TCH$     average         TCH$      average
                                                  interest                interest                interest                  interest
                                                    rate                    rate                    rate                      rate
------------------------------------------------------------------------------------------------------------------------------------
  LONG-TERM
 LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Bank debt          Adjustable $       17.780.178  TAB+1.4%      -              -          -               -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars               466.211     7.90%    35.305.560  Libor + 2.5%    -               -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -              -        -              -          -               -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Bonds              Adjustable $         -              -        -              -          -               -    26.636.010    6.85%
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars              -              -     109.339.363     9.875%       -               -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $     -              -        -              -          -               -      -              -
deferred tax
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles           5.198.582       -        -              -          -               -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Long-term          Non-adjustable $      455.161       -         111.959       -       192.784            -       316.241       -
provisions
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles            -              -        -              -          -               -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -       1.132.734       -          -               -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Other long-term    Adjustable $          397.672       -         265.115       -       397.671            -      -              -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $      591.079       -          19.160       -       178.204            -     2.608.188       -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars              -              -        -              -          -               -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                    New Soles          1.380.741       -          39.208       -        29.616            -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                    Bolivianos          -              -       1.071.934       -          -               -      -              -
------------------------------------------------------------------------------------------------------------------------------------
Total long-term    Total              26.269.624       -     147.285.033       -       798.275            -    29.560.439       -
liabilities
                   -----------------------------------------------------------------------------------------------------------------
                   Adjustable $       18.177.850       -         265.115       -       397.671            -    26.636.010       -
                   -----------------------------------------------------------------------------------------------------------------
                   Non-adjustable $    1.046.240       -         131.119       -       370.988            -     2.924.429       -
                   -----------------------------------------------------------------------------------------------------------------
                   Dollars               466.211       -     144.644.923       -          -               -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                   New Soles           6.579.323       -          39.208       -        29.616            -      -              -
                   -----------------------------------------------------------------------------------------------------------------
                   Bolivianos           -              -       2.204.668       -          -               -      -              -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

34.  Sanctions:

No sanctions have been applied to the Parent Company, its Subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.

35.  Research and Development Expenses:

As of June 30, 2004 and 2003, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

36.  Board Compensation:

The Parent Company and its Subsidiaries have made payments of allowances and compensation to Directors amounting to TCH$ 138.550 in 2004 and TCH$ 168.889 in 2003.

37.  Material Events

Coca-Cola Embonor S.A.

1.   Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 29, 2004. The purpose was to:

a) Approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2003 to December 31, 2003;

b) Discuss the results in the 2003 fiscal year;

c) Appoint the external auditors for the 2004 fiscal year;

d) Decide on the compensation of the Board of Directors for the 2004 fiscal year;

e) Report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) Decide on the newspaper in which notices will be published for upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) Decide on the 2004 dividend policy;

h) Set the compensation of the Directors Committee and its expense budget;

i) Generally discuss and analyze all matters relating to the management and administration of the corporate business and to adopt the resolutions it deems convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2. On December 9, 2003, it was reported that the offer made by Corporacion Jose
R. Lindley S.A. included an appraisal of Embotelladora Latinoamericana S.A. in the amount of US$ 215.000.000.

3. On January 6, 2004, there was a progress report on the negotiations with Corporacion Jose R. Lindley S.A. It was further stated that there was full agreement on the terms of the proposal so the parties were continuing with the negotiations, but no expiration date had been set for this purpose.

4. On January 14, 2004, it was reported that negotiations continued and that Corporacion Jose R. Lindley S.A. had simultaneously begun its due diligence of Embotelladora Latinoamericana S.A..

5. It was reported that Coca-Cola Embonor S.A. and Corporacion Jose R. Lindley S.A. signed a business agreement on January 14, 2004, regarding the acquisition by the latter of the entire equity interest of the Company in Embotelladora Latinoamericana S.A. totaling 60.45%. For these purposes, the transaction included an appraisal of 100% of ELSA in the amount of US$ 215.000.000, including minor adjustments for cash position and working capital on the transaction closing date. The final transaction is scheduled to be perfected on January 28, 2004.

6. It was reported that on January 29, 2004 a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A. sold, through its Subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, its entire equity interest in the Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to Corporacion Jose R. Lindley S.A., a Peruvian company, for the price of US$129.917.924. The stipulated price was paid at once on the same date, although there may be an adjustment depending on the level of cash and working capital on the closing date, according to a procedure that should conclude no later than March 2004.

7. On February 2, 2004, a response was delivered to Official Letter No. 00942 dated January 30, 2004 whereby the Superintendency of Securities and Insurance asked us to advise of the effects on income of the sale of the equity interest in Embotelladora Latinoamericana S.A. The potential impact on income was provided based on preliminary information available but which is not yet audited. It was also reported that work was underway with the Company's external auditors to determine the true impact of this transaction on the income of Coca-Cola Embonor S.A. It was further reported that according to the terms of the purchase agreement, there could be minor adjustments to the price that will depend on the level of cash and working capital as of the transaction closing date, i.e. January 29, 2004.

8. On February 2, 2004, it was reported that an offer had been made for a voluntary redemption of the Series B bonds issued by Coca-Cola Embonor S.A. The notice of this offer was published on January 10, 2004 in El Mercurio and approved by the Bondholders Meeting held January 26, 2004. On January 30, 2004, BICE, the paying bank, made payment of the price and respective fee to all who accepted the offer, or 72.67% of the Series B bonds, which totaled TCH$ 19.828.302.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


9. It was reported that on February 4, 2004 the entire Syndicated Loan between Coca-Cola Embonor S.A., Citibank N.A. Chile Branch and other banks was prepaid for a total of TCH$ 26.949.275.

10. In response to the information on the sale of the Peruvian operation, it was reported that the adjustment procedure had concluded favorably for Coca-Cola Embonor S.A. since the sale price rose by US$1.920.000. This difference was paid in full by Corporacion Jose R. Lindley S.A. on March 10, 2004 as established by contract.

38.  Subsequent events

There were no significant subsequent events between June 30, 2004 and the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

39.  The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                     Budgeted           Spent
                                               TCH$             TCH$
Effluent Treatment                             142.457           2.121
Operating Cost                                  77.543          68.468
                                         ----------------    ------------
Total                                          220.000          70.589
                                         ----------------    ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS

I    First Quarter 2004 vs. 2003

Consolidated sales volume totaled 53.3 million unit cases. The decrease was 40.3% compared to the previous year. This reduction was mainly due to the fact that only 29 days were included from 2004 for the Peruvian operation, which was sold on January 29, 2004. The Chilean operation accumulated a growth of 8.9% and the Bolivian operation accumulated a growth of 10.7% in the first quarter of 2004 without the Peruvian operation.

Upon the sale of the Peruvian operation in January 2004, the Company began focusing on consolidating and developing operations in Chile and Bolivia. Improvement in the Chilean and Bolivian operations was partially due to aggressive and effective management, to a continuous search for cost efficiency and also to an economy that began to show signs of expansion in mid-2003. Because of this, the Company's performance in the market has been good, which has allowed it to strengthen its position in relation to its competitors.


The operating revenue declined 33.5% on a consolidated level to a total of TCH$
77.666.114 (MUS$ 122.059,0). Operating profit increased 1.4% to a total of TCH$
9.199.083 on a consolidated level (MUS$ 14.457,2) which represents 11.8% of revenues compared to 7.8% in the previous year. This increase was mainly due to the sale of Peruvian operations, which had operating losses beginning in the second half of 2003. During the year 2004, the operating cash flow was TCH$14.333.743 (MUS$22.526,7) (operating profit (loss) + depreciation), a decrease of 29.0% compared to the previous year, which accounts for 18.4% of consolidated revenues.

There was a non-operating loss of TCH$23.024.610 (MUS$ 36.185,2) as compared to a loss of TCH$ 14.833.819 in the previous year. The increase in non-operating loss was mainly due to the differential exchange resulting from the payment of the natural hedge of the USA Bond due to the sale of Sociedad de Cartera del Pacifico S.R.L. according to Technical Bulletin No. 64 of the Chilean Accountants Association. Moreover, there was a reduction in financial income and financial expenses. Financial expenses diminished by 19.0% as a result of the partial prepayment of Series B bonds, the bilateral loan with Wachovia Bank and the entire payment of the Chilean syndicated loan in the first quarter of 2004. There was a rise in other non-operating income mainly because of the price differential in March 2004 on the sale of the Peruvian operation for a total of US$1.920.000. Non-operating income was heavily affected as well by the amortization of goodwill in the amount of TCH$ 7.043.542, a book charge that does not represent cash flow.

The net loss was TCH$ 12.888.463 which compares to the net loss of TCH$
3.685.750 in 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Chilean Operations

In Chile, the physical sales volume increased by 8.9% in the first quarter ending June 30, 2004, compared to the same period the previous year. The nominal prices per unit case have increased slightly in 2004. Sales revenue totaled TH$
61.988.706 (MUS$ 97.420,6), representing an increase of 8.1% compared to the same period the previous year. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$12.443.683 (MUS$19.556,3), which represents 20.1% of revenues compared to 19.3% the previous year and a growth of 12.6% over the year 2003.

Bolivian Operations

In Bolivia, physical sales grew 10.7% compared to the same period the previous year. Net revenue totaled TCH$ 15.677.408 (MUS$24.638,4), which represents a 1.3% decrease in relation to 2003. This decrease was due to a 10% appreciation in the peso compared to June of the previous year. Operating cash flow (operating profit + depreciation) was TCH$ 1.890.060 (MUS$2.970,4), which represents 13.2% of consolidated operating cash flow.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of June 30, 2004 and 2003 are shown below:

--------------------------------------------------------------------------------
Concepts                                               2004           2003
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Liquidity
--------------------------------------------------------------------------------
Current assets                                        30.647.412     65.906.974
--------------------------------------------------------------------------------
Current liabilities                                   22.869.486     73.546.277
--------------------------------------------------------------------------------
Liquidity                                                   1.34           0.90
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Acid ratio
--------------------------------------------------------------------------------
Current assets - Inventories                          21.948.992     54.741.201
--------------------------------------------------------------------------------
Current liabilities                                   22.869.486     73.546.277
--------------------------------------------------------------------------------
Acid ratio                                                  0.96           0.74
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Debt ratio
--------------------------------------------------------------------------------
Current liabilities + Long-term liabilities          158.994.992    277.459.648
--------------------------------------------------------------------------------
Equity + Minority interest                           190.795.245    274.375.637
--------------------------------------------------------------------------------
Debt ratio                                                  0.83           1.01
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Current liabilities/Total debt                            14.38%         26.51%
--------------------------------------------------------------------------------
Long-term debt/Total debt                                 85.62%         73.49%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Financial expenses coverage
--------------------------------------------------------------------------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies      16.516.352     21.564.253
--------------------------------------------------------------------------------
Net financial expenses                                 3.935.147      4.131.177
--------------------------------------------------------------------------------
Coverage                                                    4.20           5.22
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
ACTIVITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Inventories turnover
--------------------------------------------------------------------------------
Cost of sales                                         46.582.664     71.834.828
--------------------------------------------------------------------------------
Average inventories                                    7.559.376     12.328.206
--------------------------------------------------------------------------------
Inventories turnover                                       12.32          11.65
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Inventory turnover in days
--------------------------------------------------------------------------------
Average inventories                                    7.559.376     12.328.206
--------------------------------------------------------------------------------
Cost of sales                                         46.582.664     71.834.828
--------------------------------------------------------------------------------
Inventory turnover in days                                 29.21          30.89
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net sales
--------------------------------------------------------------------------------
Chile                                                 61.988.706     57.339.216
--------------------------------------------------------------------------------
Peru                                                    -            43.532.172
--------------------------------------------------------------------------------
Bolivia                                               15.677.408     15.889.874
--------------------------------------------------------------------------------
Consolidated                                          77.666.114    116.761.262
--------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------
Concepts                                               2004           2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Sales in thousand unit cases
--------------------------------------------------------------------------------
Chile                                                     37.892         34.790
--------------------------------------------------------------------------------
Peru                                                    -                40.669
--------------------------------------------------------------------------------
Bolivia                                                   15.451         13.964
--------------------------------------------------------------------------------
Consolidated                                              53.343         89.423
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cost of sales
--------------------------------------------------------------------------------
Chile                                               (36.659.057)   (36.404.690)
--------------------------------------------------------------------------------
Peru                                                    -          (26.390.256)
--------------------------------------------------------------------------------
Bolivia                                              (9.923.607)    (9.039.882)
--------------------------------------------------------------------------------
Consolidated                                        (46.582.664)   (71.834.828)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Operating Income                                       9.199.083      9.068.188
--------------------------------------------------------------------------------
Financial expenses                                   (7.133.309)    (8.805.539)
--------------------------------------------------------------------------------
Non-operating income                                (23.024.610)   (14.833.819)
--------------------------------------------------------------------------------
EBITDA                                                16.516.352     21.564.253
--------------------------------------------------------------------------------
Income (loss) before income taxes                   (13.825.527)    (5.765.631)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Profitability
--------------------------------------------------------------------------------
Return on Equity
--------------------------------------------------------------------------------
Income (loss) net                                   (12.888.463)    (3.685.750)
--------------------------------------------------------------------------------
Average equity                                       217.278.062    234.263.332
--------------------------------------------------------------------------------
Return on equity                                         (5.93)%        (1.57)%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Return on Assets
--------------------------------------------------------------------------------
Income (loss) net                                   (12.888.463)    (3.685.750)
--------------------------------------------------------------------------------
Average assets                                       343.516.944    567.025.828
--------------------------------------------------------------------------------
Return on Assets                                         (3.75)%        (0.65)%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Average operating assets                             123.609.459    202.179.828
--------------------------------------------------------------------------------
Return on average operating assets                      (10.43)%        (1.82)%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Income (loss) per share
--------------------------------------------------------------------------------
Income (loss) net                                   (12.888.463)    (3.685.750)
--------------------------------------------------------------------------------
Number of subscribed and paid-in shares              510.853.230    510.853.230
--------------------------------------------------------------------------------
Income (loss) per share                                 (25.23)%        (7.21)%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Dividend return:
--------------------------------------------------------------------------------
Series A
--------------------------------------------------------------------------------
Dividends paid in year/No. of shares in series              0.00           0.00
--------------------------------------------------------------------------------
Closing price of share                                       295            200
--------------------------------------------------------------------------------
Dividend return                                            0.00%          0.00%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Series B
--------------------------------------------------------------------------------
Dividends paid in year/No. of shares in series              0.00           0.00
--------------------------------------------------------------------------------
Closing price of share                                       335            215
--------------------------------------------------------------------------------
Dividend return                                            0.00%          0.00%
--------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


II.   Analysis of Balance Sheet

As of  June 30,
                                 2004         2003      Variations  Variations%
                                 TCH$         TCH$         TCH$
Current assets                 30.647.412   65.906.974 (35.259.562)    (53.50)%
Property, plant and           102.047.986  173.679.343 (71.631.357)    (41.24)%
  equipment
Other assets                  217.094.839  312.249.968 (95.154.129)    (30.47)%
                             ---------------------------------------------------
Total Assets                  349.790.237  551.835.285 (202.045.048)   (36.61)%
                             ---------------------------------------------------

Current liabilities            22.869.486   73.546.277 (50.676.791)    (68.90)%
Long-term liabilities         136.125.506  203.913.371 (67.787.865)    (33.24)%
Minority interest                 105.581   51.650.541 (51.544.960)    (99.80)%
Equity                        190.689.664  222.725.096 (32.035.432)    (14.38)%
                             ---------------------------------------------------
Total liabilities and equity  349.790.237  551.835.285 (202.045.048)   (36.61)%
                             ---------------------------------------------------

A comparison of the consolidated balance sheet shows a decrease of TCH$
35.259.562 in current assets, mainly because the Peruvian operation in 2004 was not consolidated. There was also a significant reduction in current liabilities in the amount of TCH$ 50.676.791. This decrease in current liabilities is due mainly to the fact that the Peru operation was not consolidated during 2004 and financial debt was prepaid in the first quarter of 2004. This change improved the consolidated liquidity indicator which went from 0.90 to 1.34.

There were also changes in the activity ratio which went from an inventory turnover of 11.65 to 12.32, coupled with a decrease in inventory permanence from
30.89 to 29.21 days.

Other long-term assets fell by TCH$ 95.154.129 due mainly to the fact that the Peru operation was not consolidated in 2004 and to the early amortization of deferred expenses in the repurchase of part of the Series B bonds, all of the Chilean syndicated loan and part of the bilateral loan with Wachovia Bank during the fourth quarter of 2003.

Long-term liabilities fell by TCH$ 67.787.865 because of the payment of principal on the Chilean Series A bonds in August 2003 and the prepayment of part of the Series B bonds in the first quarter of 2004, as well as the full balance of the syndicated loan and part of the bilateral loan with Wachovia Bank. As a result of these payments, the Parent Company and its Subsidiaries considerably reduced debt as compared to December 31, 2003 by approximately US$ 94 million. The new debt profile of Coca-Cola Embonor S.A. and its Subsidiaries is provided in the table below.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                   Financial Debt Profile as of June 30th
-------------------------------------------------------------------------------
Instrument             Balance     Balance      Principal Amortizations
                        as of       After
                      12/31/2003 Prepayment  2004     2005     2006    2007
                         MUS$        MUS$    MUS$     MUS$     MUS$    MUS$

Syndicated Loan        44.365,8     -         -       -         -         -
Series B bonds in UF   44.308,9    11.364,7  0,02      0,10       0,20     0,30
144-A bonds           148.400,0   148.400,0   -             148.400,00    -
Bilateral Loan -
 Wachovia              25.000,0    17.500,0   -     5.000,0   10.000,0  2.500,0
Bilateral Loan -
 Rabobank              25.000,0    25.000,0   -     5.000,0   10.000,0 10.000,0
Credit Facilities       9.200,0      -        -       -         -         -

                   ------------------------------------------------------------
Total                 296.274,7   202.264.7  0.02  10.000,1  168.400,2 12.500,3

                   ------------------------------------------------------------

There was a reduction in the consolidated debt ratio from 1.01 to 0.83 times equity plus minority interest because of the drop in debt discussed above.

Property, plant and equipment fell by TCH$ 71.631.356 due mainly to the fact that the Peru operation was not consolidated in 2004.


III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its
Subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property, plant and equipment of Embonor S.A. do not differ from their market values. The property, plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. The book values do not at this time differ from market prices.

All property, plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated and covers the cost of depreciation during their remaining useful lives.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(d) Goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.


IV. Analysis of the Principal Components of Cash Flow.

Summary of Consolidated Statements of Cash Flow
For the period ending June 30,

                                  2004         2003      Variations  Variations
                                  TCH$         TCH$         TCH$         %
Net Cash flow from operating     2.214.199    8.584.102  (6.369.903)  (287.68)%
activities
Net Cash flow from finance     (65.014.754) (1.433.924) (63.580.830)     97.79%
activities
Net Cash flow from investment   61.710.088  (8.673.047)   70.383.135  (114.05)%
activities
                               -------------------------------------------------
Total Net cash flow for the    (1.090.467)  (1.522.869)      432.402     28.39%
period
                               -------------------------------------------------

The Company and its Subsidiaries reported a negative net cash flow of TCH$
1.090.467 (MUS$1.713,8) during the period ended as of June 30, 2004, a positive variation of TCH$432.402 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$ 2.214.199, which is smaller by TCH$6.369.903 than the one generated in the same period the previous year. This variation is principally the result of a decrease in financial income and other income received mainly because the Peruvian operation in 2004 was not consolidated.

Financing activities generated a negative flow of TCH$ 65.014.754, which meant a negative change of TCH$ 63.580.830 compared to the previous year. The difference stems principally from the prepayment of capital to Chilean syndicated banks and Chilean bonds A & B.

Investment activities resulted in a positive flow of TCH$ 61.710.088 which is TCH$70.383.135 greater than the investment flow in 2003. This variation is principally the result of sale of Peruvian operations.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V.   Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of June 30, 2004 73.7% of the long-term debt of the Company was structured through fixed interest rates. The remaining 26.3% is comprised of a variable interest rate scheme called LIBOR and Tab (Average Base Rate). These are the rates offered by banks on the international and national interbank market.

b) Foreign currency exchange rate: as of June 30, 2004 approximately 94.4% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. dollars. The remaining 5.6% is denominated in Unidades de Fomento and is therefore not subject to exchange rate risk. As a result, the increase in the exchange rate in 2004 of $42.5 meant an increase in the exchange differential loss amounting to TCH$7.242.358.

This risk has been partially minimized because the Parent Company signed an interest rate swap agreement on July 17, 2003 with Banco Santander Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$ 50.000.000. This agreement sets down a debt of TCH$
35.000.000 at an exchange rate of CH$ 700 for principal and interest payments at the nominal annual base rate plus 2.45%. As a result, debt exposure to the U.S. dollar is expected to be around 73.7% of the total.